Follow-Up Materials

16

06014992

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldas Kuyumculuk Sanayi Ithalat

*CURRENT ADDRESS

PROCESSED

JUL 11 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5223 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/11/06

Goldas Jewelry Industry Import Export Inc.
Annual Report 2005

Goldas Kuyumculuk Sanayi İthalat

12-31-05
AR/S

82-5223





NET SALES
USD mi
2000
1800
1600
1400
1200
1000
800
600
400
200
0
105
151
181
178
190
516
1,718
1999
2000
2001
2002
2003
2004
2005

Content



SHARE PRICE IN 2005 (TRY)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan.
Feb.
March
Apr.
May
June
July
August
Sep.
Oct.
Nov.
Dec.

What we have done to this point is evidence of what we are going to do in the future. With the power of ending a productive year at Goldas, we are determined to protect our leadership position in the sector, increase our power in the markets we are present in, and carry on our efforts in order to create new and profitable business opportunities in 2006 as well.



Hasan Yalınkaya
Chairman

Born in Denizli in 1950, Hasan Yalınkaya graduated from Bosphorus University, in the Department of Mechanical Engineering. He started his business life by working in family-owned companies in construction and textile fields when he was a student. Upon his father Arif Zeki Yalınkaya's retirement, he undertook the management of group companies with his brother Sedat. Hasan decided to invest in the jewelry sector, which, despite it's tradition and age, had not yet been highly exploited as an industry.

Hasan Yalınkaya established his first company in the sector in UK. in 1992 with his brother. The company was acting as an intermediary in jewelry trade with Turkey. Then in 1993, they established Goldas, which exports to 45 countries on 5 continents and is the flagship of the jewelry sector in Turkey. The group still conducts business activities in 5 sectors.

Hasan is a member of DEIK, TAIK, Koteder, TUSIAD, British Chamber of Commerce, Galatasaray Sports Club, Bumed, KalDer, Denbir and Basiad. He is married with 2 children.

We kept our promise...

Dear partners and investors,

When expressing our objectives for the past year, we stated that we would continue our growth. As 2005 was a year of stable growth, we are proud of keeping our promise.

When we established Goldas Jewelry in 1993, our goal was to build an international brand. When we look back, we see that we have created a company of high quality production and advanced technology; a company with an innovative style combining the modern and the traditional in design; a company open to change, with an ability to realize creative ideas, and capable of taking bold decisions in creating new opportunities. Above all, our company is integrated with the world.

2005 became a breakthrough year with the energy we get from our employees, business partners and customers. Record sales figures on our balance sheet and the increase in our profit are some of the indicators of our growth.

Expanding our field of activities in domestic and international markets is of high importance among our objectives. To this end, we conducted studies with the purpose of presenting jewelry and accessories of Goldas Jewelry style and caliber all over the world and increasing our market share. Helping the Goldas brand become recognised by wider masses, in addition to contributing to the turnover of Goldas Jewelry, Goldas dealer stores abroad continue to increase in number. We give special significance to Russia and China, the two giants of the global economy with their growing economies - 2005 was very productive in this way as well. The number of Goldas stores reached 11 in Russia. With 4 new stores that were opened in China where we have representative offices, we strengthened our position in this gem of the Far East market. We have been rewarded with briskness in consumption.

Step by step we are accomplishing our dream of being present at every stage of the gold supply chain. As the Goldas Group, we became the biggest Turkish gold importer. Our group now imports half of the gold on the Istanbul Stock Exchange and has proven itself in gold trade.

The brands that we built under the roof of Goldas Jewelry also continue to become stronger. Together with these brands, we carry our expertise in gold to new areas. Thanks to gradually increasing number of sales points of our new silver brand, its licensed products and rich collections of sub-brands are reaching more consumers. Silver D'sign continues to increase its importance in the jewelry and accessories market.

We think that gold will never lose its characteristic of being the most popular investment instrument of all time. This precious metal once again held the first rank on the agenda of the investors upon the increase in prices. The sales of ChipGold-branded gold bullions, which we presented for the purpose of investment and alternative gifts is also increasing. We are following a new marketing strategy for ChipGold - to make ChipGold become easy to purchase everywhere, we offered it for sale like a FMCG product. In the following period, you will be able to see ChipGold in many different sales points.

While taking steps to strengthen our brands in Goldas, we also introduced a new brand to our customers. With Wedding D'sign, an indicator of where we have come in terms of technology, we gave newly married couples the opportunity to design the wedding ring of their dreams using hundreds of thousands of alternatives to suit their own tastes.

Goldas licensed products portfolio gained a unique richness with the new participations in 2005. In addition to famous characters such as Betty Boop and The Simpsons, giant teams of world football joined our portfolio of licensed products. Arsenal and Liverpool from English football were among these. The licensed products of Bursaspor, which is one of the oldest clubs in Turkish football, as well as the England Rugby National Team, will be manufactured by Goldas from now on.

Our growth-oriented strategy also brings new decisions. We will move our production facilities from Istanbul Merter to our new integrated production facilities in Gunesli, with construction beginning in the near future. We are aware that we are in a very important stage in the development of Goldas. We believe that the advantages brought by new beginnings will take Goldas to a better position.

What we have done to this point is evidence of what we are going to do in the future. With the power of ending a productive year at Goldas, we are determined to protect our leadership position in the sector, increase our power in the markets we are present in, and carry on our efforts in order to create new and profitable business opportunities in 2006 as well.

We thank our investors and all Goldas friends for their trust and reliance and hope that they will once again walk alongside us on the road we take to realize our objectives.

Yours sincerely,



Hasan Yalinkaya
Chairman

Dear partners, employees, and customers,

Good things are happening! The Turkish economy is experiencing one of the best periods of its history. We understand the impact of politics on economies more now than ever. Just like companies, countries also need to be governed well. Our country completed 2005 with success in public and private sectors. The world is speaking highly of Turkey. The point of no return was reached in the European Union process, achieving the objectives in economy. The reliance of international markets on Turkey gradually increased the interest of foreign investors in companies in public and private sectors.

Beginning to rise after the decision to starting full membership negotiations with the European Union, ISE (Istanbul Stock Exchange) broke records in 2005. When we take a look at the past and make a comparison, it is impossible not to feel pleasure in how the value of Turkish companies together with Turkey has increased. Our company, part of the capital markets, witnessed record growth in 2005. We are happy to end the year on a positive financial note.

With the power gleaned from positive developments in the economy, we continued to move on the road to our objectives.

Goldas Jewelry continued its rapid growth in 2005. Turnover surpassed USD 1.7 billion - an increase of 233 percent from the same period of the previous year. According to the data of the consolidated balance sheet (prepared in compliance with the International Financial Reporting Standards), the Goldas growth trend that commenced in 2004 accelerated in 2005. Starting 2005 positively, Goldas ended the final quarter of the year with a record increase in turnover. 2005 net profit reached USD 3.9 million - an increase of 50 percent when compared to 2004.

We follow a sector-oriented strategy. We conduct activities with the goal of getting more shares in the gold market in addition to our jewelry production, our main business. We are proud of representing our country together with our company in reputable global companies. We are aware that not only the stable growth we have attained to this point, but also our role as a pioneer in Turkish jewelry sector are being closely followed. We anticipate continuing our growth in the following period without deceleration. We will continue to take steps to increase our sales and profitability. And we will move on our way with our specialized employee team, which have gained more strength with the addition of expert and experienced professionals.

I trust that all our investors and partners who believe in Goldas will preserve their beliefs in the following period. Thank you to Goldas employees and customers, whose contributions and support have helped us reach this point.

Yours sincerely,

M. Sedat Yalınkaya
General Manager



M. Sedat Yalınkaya

General Manager

Born in Istanbul in 1957, Sedat Yalınkaya graduated Bosphorus University in the Department of Electronics. He manages the retail sales as well as the production in Goldas and other group companies. Under Sedat's leadership, Goldas has become an international group, with stores in three countries and representatives in eight. It is also an international brand in jewelry production, with shares traded on the Istanbul, Frankfurt and Berlin-Bremen stock exchanges and ADRs traded in USA-OTC markets.

An honorary member of TUGIAD, Sedat Yalınkaya is also a member of the British Chamber of Commerce, Koteder, Bumed, AMPD, ICSC, KalDer, Denbir, Basiad, Florya Businessmen Association, Kitchen Friends Association and Travelers' Club. Sedat is married with 3 children.


3
1
4
5
6
2
7

1- M. Sedat Yalınkaya 2- Hasan Yalınkaya 3- Çetin Binatlı 4- Ali Mahir Kadayıfçı 5- Prof. Dr. Durali Yılmaz 6- Kemal Ulutepe 7- H. Naci Bozkurt

Combining award-winning designers and the latest technology, Goldas has become a global trend-setter, with its jewelry recognized worldwide for its beauty, innovation and quality.

With the power inherited from an ancient history of jewelry craftmenship in Anatolia, Turkey has became one of the leading jewelry exporters of the world. The Turkish jewelry sector is ranked among the top five worldwide, with Goldas - established in 1993 in Istanbul - a leading contestant in the sector.

Goldas produces jewelry in 8, 9, 10, 14, 18, 21 and 22 carat gold as well as 925 carat silver. The company's Istanbul plant has an annual production capacity of 12 million units. With more than 60,000 models in its portfolio, Goldas introduces 5,000 new products to the market every year. Goldas has developed its own computer-aided manufacturing system and is the only Turkish company possessing the ISO-9001 quality certificate in its sector.

Goldas is the sole publicly-listed jewelry producer on the Istanbul Stock Exchange. The company is also listed on the Frankfurt and Berlin-Bremen Stock Exchanges and its ADRs are traded on the USA OTC market.

Goldas is a member of LBMA (The London Bullion Market Association) the Tokyo Gold Exchange, IPMI (International Precious Metals Institute) and The Silver Institute. Goldas' subsidiary, Goldas Precious Metals Trade, is a member of the Istanbul Gold Exchange.

In line with its strategy of attaining worldwide recognition, Goldas has representative offices in the USA, UK, UAE, Russia, Germany, China, Thailand and South Africa. As a leading exporter, Goldas exports to 45 countries across five continents.

According the results of the annual research into Turkey's Top 500 Industrial Companies, Goldas was placed 132nd. In the private sector classification, it was ranked 122nd. In terms of sales from production, Goldas was given the top rank in its sector. The research was conducted by the Istanbul Chamber of Industry.

In research conducted by Capital Magazine, Goldas Jewelry was also ranked 56th in Capital 500, which lists the largest Turkish companies in the private sector.

Goldas also serves its customers through its website www.goldas.com

1993 Goldas Jewelry was established in Istanbul by the Yalınkaya Group. **1994** Internally-developed jewelry production software began to be used. • The US office was founded. **1998** Goldas became the first company to possess an ISO 9002 Quality Certificate in the Turkish jewelry sector. • The UK office was launched. • The Ataturk Airport Free Trade Zone Branch of Goldas was founded. **1999** Goldas Jewelry was offered to the public and became the sole listed jewelry company on the Istanbul Stock Exchange. **2000** The first Goldas retail stores were opened in Turkey. • Goldas opened the first R&D laboratory in the Turkish jewelry sector. • Computer-aided design software programs (such as Jewelcad) began to be utilized. **2001** Licensed agreements were signed with Walt Disney and Warner Bros for jewelry production and marketing rights. • Goldas's ADR program was undertaken and the ADRs were quoted on the US-OTC Market and Frankfurt Stock Exchange. • The internally developed Manufacturing Resource Planning Program took effect. **2002** A licensed agreement was signed for the rights of producing and selling the Lord of The Rings main object ring. • Licenses were obtained for jewelry design and production with leading sports clubs in Turkey: Galatasaray, Besiktas and Fenerbahce. • Rapid Production Technology and 3D Computer Aided Design began to be used in Rapid Prototype Modeling. • Goldas was evaluated by COFACE, a leading credit, insurance, rating institute and was given a @@@ rating. • Offices were lauched in Germany, UAE, Russia and Thailand. • The first overseas Goldas stores were opened. • Yalınkaya Holding, the main shareholder of Goldas, reassigned its shares to the newly-established Goldart Holding Inc. Goldas then took its place in a group of specialty on gold and precious metals, with its features of design and production as well as brand name. • Goldas participated with a mining company, B.T.C.Sarl, in Mali. • The State University of California prepared a case study about Goldas to be used by more than 200 universities in America and other countries. • Goldas joined the International Precious Metals Institute. **2003** In addition to Goldas's ADR program undertaken in 2001, the company completed its GDR program in the first days of 2003. • The South Africa representative office was launched. • Goldas created Silver D'sign, a new brand consisting of only silver products. • Goldas stores were opened in Russia. • Expanding its licensed products portfolio in 2003, Goldas renewed license agreements with New Line Cinema (Lord of the Rings), Walt Disney and Warner Bros (Looney Tunes, Superman) and concluded a licensed product agreement with ANS Productions (Asmali Konak). Garfield and Hasbro's Action Man were also added to the product portfolio in 2003. **2004** Goldas Jewelry became the first and the only Turkish company to became a member of London Bullion Market Association (LBMA). • Chelsea FC., NBA, Trabzonspor, Clup Brugge, Hugo, PSV Eindhoven and Pink Panther were also added to the licensed products portfolio. • Renewing its license agreement with Walt Disney, Goldas took out the licenses for Germany, Austria and Switzerland in addition to Turkey, Middle East and Russia. • Gold bullions were launched under the name of ChipGold. • A representative office was opened in China, and two new stores were opened in Russia. • Goldas Jewelry established Goldas Precious Metals Trade Inc. in order to have more shares in the international gold trade and still has 99.99% of the shares in that company. • Goldas Precious Metals Trade Inc. became a member of Istanbul Gold Exchange soon after its establishment. • The results of a case study organized jointly by California State University and University of Baltimore in USA were published by Ivey Publishing.

2005 Goldas was authorized to produce, sell and distrubute silver jewelry for Betty Boop in Turkey, Germany, United Kingdom, Spain, Russia, Thailand, Japan and all the countries in the Middle East. • Goldas became the only authorized company in Turkey, United Kingdom (Britain) and Turkish Republic of Northern Cyprus for the design, production, sales and distribution of silver jewelry and accessories of the The Simpsons and its characters with a license agreement with Twentieth Century Fox Inc. • Goldas was authorized for the jewelry and accessories production and sales of the colors of Arsenal, Liverpool and Bayer 04 Leverkusen. • In addition to the 4 big teams in the Turkish Football League, Goldas added Bursaspor to its licensed product portfolio. Goldas took out the license for Turkey, United Kingdom, Russia, Germany and United Arab Emirates by signing an agreement with the England National Rugby Team. • Goldas signed a leasing agreement for 8,684 square meters in Istanbul Gunesli for the new factory investment. • The Jewelry Design Summer School project was held for the second time in Antalya Olympos between 27 June and 4 July 2005. • Goldas held the 132nd rank in the Istanbul Chamber of Commerce's "Turkey's Top 500 Industrial Companies" and 122nd in the private sector classification. • Goldas Jewelry reached 56th rank in Capital 500, a list of Turkey's biggest private companies in the monthly economics magazine Capital. • C type shares of Goldas traded in Istanbul Stock Exchange were quoted in the Frankfurt and Berlin-Bremen Stock Exchanges. • Cetin Binatli, a Goldas board member, was selected to serve on the board member of the Istanbul Gold Exchange. • A case study about Goldas, prepared by Gebze Advanced Technology Institute Faculty of Business Administration, was published in Strategic Management and Operation Policy, a university textbook, written by Prof. Dr. Erol Eren. • The Goldas 2004 Annual Report won a silver medal in International ARC Awards, the world's most prestigious annual report competition. Goldas Group became a member of Dubai Gold Exchange. **2006** Goldas became a member of The Silver Institute and the Tokyo Gold Exchange. • License agreements were signed with the German and Belgian national football teams, valid in Europe. • New stores were added to the international store chain. The number of Goldas and Assortie stores continues to increase in Turkey, Russia and China.

OUR MISSION

To become an institution that contributes to the joy of life with products of timeless beauty, adds insurance for the future, benefits its workers and partners, and contributes value to the economy and global community by combining human skills and intelligence with modern technology and systems.

OUR VISION

To create projects that blend the cultural history of jewelry inherited from the past with the promise of the future.

To create brand appreciation and awareness by creating and presenting collections that are original, historical and modern.

To increase the quality of lives with our jewelry and symbols of elegance.

To conduct research on the adventures of people as well as the formation of future trends and to create trends especially in gold.

To produce both timeless and trendy, licensed and original products that are elegant, practical, high-quality and affordable, with appropriate technology and offer them to the masses through advanced business processes.

To increase the quantity of and turnover from licensed products

To become a significant player in the international precious metals markets, particularly gold.

To implement Goldas' mission within the framework of "Long Term Business Principles" by establishing and implementing strategies, structures and systems that comply with the above-mentioned themes, and by managing the right people with high motivation and leadership.

New listings for Goldas

Group C shares of Goldas Jewelry, which were already being traded on the Istanbul Stock Exchange, were quoted to Berlin-Bremen Freiverkehr through Baader Wertpapierhandelsbank AG in 2005.

Being a global company with its brand, products and capital structure, Goldas Jewelry quoted its Group C shares to the Frankfurt Stock Exchange, one of the most significant capital markets in Europe, with the purpose of increasing its trading volume in international capital markets.

It is expected that this quotation will position Goldas to become stronger in international capital markets and that the trading volume will increase thanks to the advantages of the quotation of its shares.

Goldas Jewelry, with products sold in 45 countries on 5 continents, became the first and only public jewelry company in Turkey in 1999. Aiming at integration with international capital markets, Goldas took the first step to this end in 2001 and was quoted to the USA OTC (Over the Counter) market. In the last days of 2001, it took another significant step by being quoted with its ADR's to Frankfurt Stock Exchange, which is the most important finance center in Europe.


Superbrands

A Superbrand

Goldas was included as a "Superbrand" in the book by the same name, which is published by the English company "Superbrands International", and recognizes super brands in Turkey. This recognition holds international importance, as Goldas is the first and only brand in the Turkish jewelry sector to be mentioned in the book.



Goldas' 2004 Annual Report awarded a silver medal

The 2004 Annual Report of Goldas Jewelry won the second prize in the world's most prestigious annual report contest. Goldas is the first (and to this day, the sole) Turkish company to have been awarded a prize in this competition. The prize was awarded in the "Overall Presentation" category of the International ARC Award's The World's Best Annual Reports competition. Almost 2000 companies from around the world participated, and no gold medal was awarded.

New factory investment

Goldas signed a financial leasing agreement of USD 3.6 million with Is Financial Leasing Inc. in order to purchase 8,684 square meters of real estate in Gunesli (Istanbul). The real estate was valued as USD 4.5 million by Gayrimenkul Expertise and Valuation. The related title deed transactions were completed on the 12th of August 2005.

Goldas ranked among the 30 most powerful brands of Turkey

Goldas was ranked 20th among the most powerful 30 brands in Turkey by Capital, a leading Turkish business and economy magazine, and Brand Finance, an English consultancy company.

Listing the most powerful brands of Turkey as well as the most valuable brands of Turkey, this study differs from others in that it includes financial values and future considerations.


Assortie



The number of Goldas sales points increases

In 2005, new Goldas and Assortie stores were opened. Domestic stores belong to Goldas Marketing Inc. and are operated with a dealership system abroad. Stores were opened in Antalya Side, Ankara Kizilay, Mugla Bodrum, Cevahir Shopping and Entertainment Center and Ankara Tunali within the country in 2005. Four stores were also opened in Russia and one in China.

Japanese business leaders come to Goldas

The achievements of Goldas Jewelry are closely followed not only in Turkey but also on the international platform. In 2005 Goldas was honoured with a visit by members of the Japanese think tank, Koken-Kai.

Koken-Kai was pioneered by Kenichi Ohmae, an internationally reknowned management consultant-strategist and also known as "Mr. Strategy". The group, whose members consist of top Japanese business leaders, conducts strategy development meetings with a focus on the future of the Japanese and the global economy.

Goldas Jewelry grew rapidly in a short period of time after it was established in 1993. Successfully representing the Turkish art of jewelry and the jewelry sector in international markets, Goldas also undertook a pioneer role in its sector. Subjects such as the growth of Goldas between 1993 and 2005, how it succeeded to become an internationally known brand, the



strategies it applied and its difference from its competitors attracted the attention of Japanese businessmen.

In the evaluation he made regarding his visit, the Koken-Kai leader Kenichi Ohmae reported being highly impressed by Goldas' management concept and success.

New case study

The first case study prepared about Goldas was published in 2004 by Ivey Publishing, the world's second largest case-study organizer. Organized jointly by California State University and the University of Baltimore in the USA, the case study is contained in the portfolio of one of the world's most prestigious publications, Harvard Business.



A new case study on Goldas was conducted in 2005 by Gebze Advanced Technology Institute. The results of this case study were presented to the readers alongside companies such as Nike, Arcelik, Migros and Petrol Ofisi, in Prof. Dr. Erol Eren's book, Strategic Management and Business Administration Policy.

Goldas - sector leader

According to the results of the annual research into Turkey's Top 500 Industrial Companies, Goldas placed 132nd rank and the 122nd rank in private sector classification. In terms of sales from production, Goldas was given the top rank in its sector. The research was conducted by the Istanbul Chamber of Industry

Goldas Jewelry was placed 56th in Capital 500, which lists the largest Turkish companies in the private sector. The findings were printed in Capital, a leading Turkish economy periodical.

Goldas was also ranked 20th among the most powerful 30 brands in Turkey by Capital, a leading Turkish business and economy magazine, and Brand Finance, an English consultancy company. Listing the most powerful and most valuable brands of Turkey, this study differs from others in that it includes financial values and future considerations.

Istanbul Chamber of Commerce


315.
2000
143.
2001
125.
2002
129.
2003
141.
2004
132.
2005

Capital 500


88.
2000
110.
2001
51.
2002
76.
2003
116.
2004
56.
2005



Cetin Binatli joins the Istanbul Stock Exchange as a board member

Goldas Board Member Cetin Binatli became a Board Member of the Istanbul Gold Exchange (IGE). Selected by the current stock exchange members in the General Assembly meeting in November 2005, Binatli started his assignment on the IGE Board of Directors, which currently consists of one chairman and four members. Each member on the IGE Board has a two year assignment and the right to be reselected.

Born in Istanbul in 1967, Cetin Binatli graduated from the Australian University of Wollongong in International Relations. Starting his professional life in Turkish Garanti Bank Department of Treasury in 1988, Binatli worked in United Garanti Bank International N.V. and Demir-Halk Bank N.V. in Holland. Becoming an expert in investment banking, Binatli then worked as a Group Manager in Egebank A.S. and Bank Kapital A.S., Department of International Relations respectively.

At Goldas, Binatli is currently the International Relations Director and a member of the Board of Directors.



Another innovation – ChipGold offered for *sale in gas stations and shopping centers*

Demonstrating further differentiation with its brands and products, Goldas undersigned another innovation by transferring gold bullion ChipGold from traditional jewelry stores to very different sales points. ChipGolds can now be purchased in gas stations in cooperation with Turkey's petroleum giant Petrol Ofisi, as well as in Carrefour Shopping Centers (with the option to pay in four installments).





ChipGold is a small gold bar – practical, unique and affordable for everyone. An invaluable gift as well as an alternative investment tool. It appeals to all budgets with weight options of 1 gr, 2,5 gr, 5 gr, 10 gr and 20 gr.


chip gold
CERTIFICATE
GOLDAS

Manufactured in special vacuumed packages with 6 security points under the Goldas Switzerland license, ChipGold is delightfully convenient to carry around due to its credit card-like design. Goldas ChipGold cards are also available online.



Fairs Attended by Goldas in 2005

16-18 January	UK	Top Drawer Spring Fair
16-23 January	Italy	Vicenza Oro 1
06-10 February	UK	Birmingham Spring Fair
22-27 February	Thailand	Bangkok Gems & Jewellery
24-27 March	Turkey	CNR Istanbul Jewellery Show
31-07 April	Switzerland	Baselworld 2005
17-20 May	Singapore	TFWA Singapore
22-25 May	UK	Pulse by Top Drawer
03-07 June	USA	The JCK Show-Las Vegas
11-16 June	Italy	Vicenza Oro 2
24-27 August	Turkey	CNR Istanbul Jewellery Show
26-30 August	Germany	Tendence Lifestyle 2005
04-07 September	UK	Autumn Fair 2005 Birmingham
04-07 September	UK	International Jewellery London
08-16 September	Russia	Yuvelier 2005
10-15 September	Italy	Orogemma
14-19 September	Thailand	Bangkok Gem & Jewellery
21-25 September	China	Hong Kong Jewellery & Watch Fair
07-10 November	USA	Jewelers International Showcase 2005
06-09 December	U.A.E.	Middle East Exclusive 2005
05-09 December	U.A.E.	Watch and Jewellery Dubai 2005


GOLDAS



About gold

• Its symbol as a chemical element is Au. • It is a bright yellow, dense and very malleable metal not affected by air and water It has a very high commercial value. • Its specific weight is 19.32 gr/cm3. • Gold is a precious metal that since ancient times has never lost its significance or exchange value.• The karat of gold alloys used in jewelry and gold money coining varies from country to country. • In Turkey, the jewelry pieces available in the domestic market are made of gold alloys with 14, 18 and 22 karats. The purity value of 24 karat gold is 0.9999.

The gold and jewelry sector

Characteristics that contribute to the value of gold include its limited production volume, its inelastic supply structure, its use by the Central Banks as a reserve instrument, and the lack of any other metal with similar properties. When the economy is strong, Gold is in demand as an instrument for ornamentation, and when the economy is weak it is used as an instrument for investment.

The total global gold reserve is 42,500 tons - 65% of this is found in the USA, Canada, Australia and South Africa. It is estimated that the gold potential in Turkey is 6,500 tons. The value of this potential as a metal is 70 billion dollars.

Succeeding in combining the power it gets from the 5000-year-old jewelry culture of Anatolia with trend and design, the Turkish Jewelry sector has a major share in the exportation income of Turkey. Even though Turkey is not among the significant gold metal manufacturers in the world, it is one of the first countries to come to mind when gold jewelry is mentioned.

Turkey holds the fourth rank in world gold demand after India, USA and China. Turkey's gold import reached 270 tons in 2005, with an increase of 7.6% from 2004. As Turkish people use gold as an instrument of saving, gold savings play a significant role in overcoming economical crisis. During crisis periods when gold import is low, no decrease in gold demand is usually experienced, thanks to scrap gold usage.


Turkey's gold import (tonnes)
300
250
200
150
100
50
108
133
186
157
110
204
103
129
214
251
270
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Turkey – second largest global exporter of jewelry

• With 12.7 million dollars of export in 1992, the Turkish jewelry sector increased its formal export to over 1 billion dollars in 2005.
• The leading recipients of Turkey's jewelry export are USA, UAE, Italy, Russia and Germany, respectively.
• The Turkish gold jewelry sector also sells large quantities to foreign tourists.
• Turkey's annual jewelry export is over 2 billion dollars, including direct and indirect export.


Turkey's Jewellery Export (USD million)
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Gold Prices

2005 was a very active year in terms of gold prices. Starting the year at over USD 430/ounce, gold completed 2005 at USD 516. Especially the briskness in the last quarter of the year increased the interest of everyone in commodity markets. Reasons for the increase in gold prices include periodical developments, investment funds directing their portfolios towards gold and other commodities with inflationist concerns, explanations of central banks that they would increase their reserves and realization of this situation, oil prices, the devaluation of the Japanese Yen against the USA dollar, global instability and geopolitical tension, and supply incapable of meeting the demand. The increase in gold prices started two years ago with the devaluation of the US dollar; this increase gained a significant acceleration in the last quarter of 2005. The main reason of this interest in gold was due to the low yields of other investment instruments (promissory note, bond, share, interest, etc.) in the market. In short, gold was no longer seen as an alternative investment instrument but a major investment instrument.


Gold Price, USD per ounce (London pm fix)
800
700
600
500
400
300
200
100
0
Jan.90
Jan.93
Jan.96
Jan.99
Jan.02
Jan.05


Liverpool

New licensing agreements

Arsenal and Liverpool

With the two license agreements Goldas signed in the first months of 2005, it included the colors of Arsenal and Liverpool, the famous clubs of English Premier League, in its product portfolio.

Meeting Arsenal and Liverpool, between which a cutthroat competition was experienced in the Champions League, in Goldas Jewelry, the license agreements were signed with Granada Ventures Limited Company. With two separate agreements signed, Goldas Jewelry was entitled to become the authorized company for the production and sales of jewelry made of gold and other precious metals of the emblems, colors, brands and logos of The Liverpool Football Club & Athletic Grounds PLC and The Arsenal Football Club PLC.

Bayer 04 Leverkusen

In continued expansion of Goldas licensed products, Bayer 04 Leverkusen, one of the oldest German football clubs, was added to its portfolio. Goldas became the only authorized company for the production and sales of jewelry with the emblems, colors, brands and logos of the football club under the framework of this agreement.

England National Rugby Team

One of the transfer bombs of Goldas in 2005 was the England National Rugby Team. With this signed agreement, Goldas became entitled to become the only authorized company for the production and sales of jewelry made of gold and other precious metals of the emblems, colors, brands and logos of the England National Rugby Team in Turkey, UK, Russia, Germany and United Arab Emirates under the framework of the agreement it made with the team.



Bursaspor

Enriching its licensed product portfolio with the jewelry and accessories of famous football clubs from Turkey and the world, Goldas Jewelry signed an agreement that will convert the colors and symbol (the green crocodile) of Bursaspor, which is among the oldest clubs in Anatolia, into jewelry and accessories. With thisagreement with the Bursaspor Sports Club, Goldas



LICENSES

Barbie	Turkey, M. East, Russia
Walt Disney	Turkey, M.East Germany, Austria, Switzerland, Russia
Looney Tunes	Turkey and Goldas stores
Superman	Turkey and Goldas stores
Pink Panther	Turkey, UK, Russia, M. East, Azerbaijan, Georgia, Kyrgyzstan, Kazakhstan, Armenia, Uzbekistan, Turkmenistan, Tajikistan, S. Africa
NBA	Turkey, Goldas Stores
Fenerbahçe	World
Galatasaray	World
Beşiktaş	Turkey
Trabzonspor	Turkey
Bursaspor	Turkey
Lord of the Rings	Turkey, M. East, N. Cyprus
PSV Eindhoven	Turkey, Benelux Countries, Germany
Club Brugge	Turkey, Benelux
HSV Hamburger Sport-Verein	World
Betty Boop	Turkey, UK, M. East, Russia, Spain, Germany, Thailand, Japan
The Simpsons	Turkey, UK, N. Cyprus
Arsenal FC	Turkey, UK, Ireland, Russia, U.A.E., Germany
Liverpool FC	Turkey, UK, Ireland, Russia, U.A.E., Germany
England Rugby Union	Turkey, UK, Germany, U.A.E., Russia
Bayer Leverkusen	Germany
Garfield	Turkey, M. East, Russia, Thailand
Germany National Football Team	Europe
Belgium National Football Team	Belgium



became entitled to be the only authorized company for the production, sales and distribution of jewelry, accessories and giftware made of precious metals of the emblems, colors, signs, names and logos of the Club.

Betty Boop

With an agreement signed with American Hearst Holdings, Inc., King Features Syndicate Division which has the license rights of the Betty Boop character, Goldas Jewelry become the authorized



company for the production, sales and distribution of silver jewelry of the emblems, colors, brands and logos of Betty Boop in Turkey, Germany, UK, Spain, Russia, Thailand, Japan and all Middle East countries. Combining innocence and attraction and created in the hands of Max Fleischer, a famous animator in 1930, Betty Boop is also the heroine of the first sound animation film.



The Simpsons

The characters of the world-famous cartoon series The Simpsons also joined the licensed product portfolio of Goldas Jewelry. With millions of fans all over the world, The Simpsons holds the record for the longest-continuing cartoon of all time. With this agreement signed with America's Twentieth Century Fox, Goldas became the only authorized company for the design, production, sales and distribution of jewelry and accessories of The Simpsons and its characters in Turkey, United Kingdom (Britain) and Turkish Republic of Northern Cyprus with the license agreement signed with American "Twentieth Century Fox Inc.".







OTHER LICENSES

• LOVESIGN • BERR • SAINT • JUDE • 2 REMEMBER • 4 BEST FRIEND • BABY D'SIGN • HOROSCOPE • ALPHABET D'SIGN • MELODY D'SIGN • HALLOWEEN • TEEN D'SIGN • GAME D'SIGN • PET D'SIGN • ZOO D'SIGN • DAD D'SIGN • MOM D'SIGN • GENT D'SIGN • EVILEYE D'SIGN • XMAS D'SIGN







Corporate social responsibility activities carried out in 2005

Design students rediscovered the Mediterranean in Olympos

The second annual Goldas "Jewelry Design Summer School" was held in Antalya Olympos with the participation of 14 students from seven Turkish universities.

14 students - from universities providing education in the field of jewelry design and technology - participated in the project from June 27th to July 4th among the magnificent blue sea and unique history of the Mediterranean.



Coming from schools in different provinces from Istanbul to Erzurum, the students not only rediscovered the nature and sea of the Mediterranean during their excursions but also followed the traces of old civilizations that provide a view to different communities from the Mediterranean culture. Looking for sources of inspiration for their designs during the excursions to the museums and historical places, the students conducted jewelry design workshop studies with the concept of Mediterranean / Mediterranean.

Archeologist Dr. Altan Ture, a researcher in the history of jewelry as well as a lecturer at Dokuz Eylul University in the Stone and Metal Processing Program and his colleague Mujgan Emre, who works in the same department provided consultancy to the students in their design studies. Sharing their knowledge and experiences with young designer candidates, Goldas jewelry designers tried to explain to the students what they will face when they start working as a designer.

Visiting Antalya Museum, Mediterranean Civilizations Museum, Kale ici, Phaselis, Olympos, Chiemaero and Arykanda antique cities in Antalya in order to better understand Mediterranean culture, the young design candidates had the chance to feel the spirit of the Mediterranean. In addition to the excursions made, the presentations that the consultant lecturers gave on the subjects such as the Mediterranean culture, mythology and jewelry design also illuminated the way for the designs of the students.

Meeting for the first time at the Goldas Jewelry Design Summer School and building new friendships there, the 14 students also enjoyed the sea and the sun with great enthusiasm and energy in their spare time.

On the last day of the summer school, a jury judged the designs the students had used one week and all their creativity to make. The winning designs in the Jewelry Design Summer School were subsequently manufactured by Goldas with the name of 'Mediterranean & Mediterranean' Collection. In the style show named "Hi'story by Goldas" where Goldas tells the journey of jewelry in time, the Alexander and Mediterranean collections created in the jewelry design summer schools were also presented to the audience. In addition to other collections of Goldas where the past and the present are blended, these two collections of the summer school designs attracted great attention and interest.





The Story of Ornamental Artefacts

In 2005, Goldas Cultural Publications published The Story of Ornamental Artefacts, which tells the long journey of the art of jewelry, the never-ending passion of mankind. Prepared by Archeologist Altan Ture, this publication takes the ancient subject of jewelry culture from the prehistoric ages.

Discussing thirty thousand years of jewelry history, the book gives information about the developments in the jewelry and ornamental stone processing throughout the ages, forms of jewelry and status objects and their growth with cultural interactions. Each section of the book briefly refers to the socio-economic structure and the interactions that created the culture and fashion of the time and culture in order to emphasize the meanings and purposes of the jewelry.


GOLDAS

The development of jewelry is depicted with beautiful examples of the art of jewelry generated by Sumer, Egyptian, Mycenae Urartu, Hittite, Phrygian, Lydian, Persian, Greek and Hellenistic cultures starting from the prehistoric ages. The Story of Ornamental Artefacts, the first book of the series ends with Roma, the last ancient culture of the Mediterranean.

The product of long years of research and the vast jewelry history experience of Archeologist Altan Ture, the book is also interesting, illuminates cultural lifestyles and attaches meaning to jewelry beyond ornamentation. The book invites readers to discover the history of jewelry with the rich contents and valuable illustrations.

Goldas Cultural Publications previously published History of Jewelry which examines the thousands of years of adventure of gold, and Antique Jewelry of Anatolia, which traces of the art of jewelry in Anatolia, and opens a door to the fascinating world of ornamental stones by The Language of Symbols.

Goldas Magazine turns nine...

Published quarterly by Goldas Jewelry in English and delivered to 10,000 businessmen and senior management throughout the world,


GOLDAS

Goldas Magazine continued to meet with its readers in 2005. Offering a good opportunity to discover new places with the vast number of visuals and rich contents, Goldas Magazine is issued to help in the promotion of Turkey and Turkish jewelry abroad. The magazine consists of sections about historical places in Turkey and the world, information about natural and cultural assets of countries, special articles about different fields, gourmet culture and news from Goldas.

Entrepreneur of the year

M. Sedat Yalinkaya, the General Manager of Goldas Jewelry, won the Entrepreneur-of-the-Year award in Turkey. He will represent Turkey in the World-Entrepreneur-of-the-Year finals to be held in Monte Carlo in June. The contest was hosted by Ernst & Young Turkey and Milliyet Newspaper.



Upon receiving his award from Abdullatif Sener, the Deputy Prime Minister, Yalinkaya said that he received this award on behalf of all the Turkish Entrepreneurs and that he will do his best to represent Turkey, the Turkish Jewelry Sector as well as Goldas in Monte Carlo.





A 600-year-old empire revived by Goldas

Blending the old and the new with modern interpretations in its designs, Goldas undersigned a brand new collection that reflects the traces of a magnificent 600-year empire. The gate opened to the past by the Ottoman collection reveals the glory of a rich culture that goes back to hundreds of years.

Created as a result of extensive, in-depth research by the Goldas design team into Ottoman works, this collection consists of jewelry pieces that have no less than the wealth of colors and motifs of the Ottoman culture. All sounds of the mosaic structure that was shaped by a piece from each one of the millions of people that were raised with the Ottoman culture are felt in the collection.

Featuring aesthetics, taste and glory, the Ottoman Collection makes it possible to see countless different aspects that reflect the sprit of the empire. In the collection where coins and medals of the Ottoman time are adapted to jewelry, the Ottoman motifs and jewelry are also reinterpreted. Glorious sultans of the Ottoman Empire are undersigning the collection with their signatures. Produced in the form of pendants, necklaces, earrings and rings, the jewelry were produced in gold and ornamented with colored stones and enamel to accurately reflect the spirit of the time.

The Hittite Sun reborn



This new collection was inspired by the Hittites, who are identified with the Anatolian history.

With the Hittite Collection, the traces of thousands of years old ancient civilization on the Anatolian land are revived and offered to jewelry fans by Goldas. Following the traces of the Anatolian jewelry culture with the Hittite Collection, Goldas is opening a door to the past with this new collection. Goldas designers carried out research about the Hittite culture during the preparation stage of the collection, inspired by many artworks - from Hittite gods and goddesses to the tablets with hieroglyphs and cuneiforms, then reflected them in the collection with a modern interpretation.

The designs are made in the form of necklaces, pendants, earrings, bracelets and rings, and consist of the sun symbol, one of the most popular symbols of the Hittites, kings and gods on the rock reliefs, half-human-half-animal creatures believed to be gods, the double-headed eagles, cuneiform tablets and hieroglyphs. The Hittite sun symbol represents the universe and is the most remarkable piece of the collection. Jewelry pieces that reflect the glitter of gold are enriched with the use of wooden beads and leather. Tumbling and sandblasting methods applied on the surfaces of jewelry make them look thousands of years old.

The vivid colors of stained glass converted into jewelry

As one of the architectural decoration arts, stained glass was also used as the starting point of this new collection of Goldas. Used for the decoration of objects and ornaments in addition to architecture, the stained glass figures were converted into beautifully colored jewelry by Goldas designers. In the collection where silver and gold are used instead of glass, the patterns highlighted with contours are colored with the enamel technique.

Mainly, vivid colors such as shades of green, yellow, red, blue and pink are used in the Stained Glass collection, which reflects mastery of Goldas in the art of jewelry. The collection consists of earrings, pendants and rings designed with silver and gold alternatives and also reflects the vivid colors and joy of spring.



An ethnic collection carrying African breezes

The first things that come to mind when it comes to Africa are the wild nature, warm colors and immense lands under the bright light of the sun and the tribes with their unique styles of living. People of these tribes are noticed with their jewelry that sometimes have religious or symbolic meanings, but in the essence they are intended for ornamentation as in most cultures. The jewelry of the African people, remarkable with its wealth of colors and forms has become the inspiration for the new collection of Goldas.

The Tribe Collection consists of large, striking jewelry in line with the trends and the selected concept. Colors and objects that reflect Africa and the jewelry of the African people were chosen as the design line. In the collection, the colored leather pieces in the form of a circle, which symbolizes eternity and the immortal soul, and



feathers used by many African tribes for jewelry making and in the rituals are combined by warm glitter and glory of the gold. As the 35-thousand-year-old material of the tradition of ornamentation and often used also by the African people, beads ornament jewelry of the Tribe Collection in both glass and wooden form.

Goldas interprets the treasures of Karun

Inspired from the on-going ethnic and antique trend in jewelry fashion, Goldas continues to add to its historical collections. After the Ottoman and Hittite collections, Goldas designers undersigned a new collection inspired by the Treasures of Karun where unique artworks of Lydian art were displayed.

Marking history as the civilization that invented money, the gold-rich Lydians also created artworks that reflected the craftsmanship and knowledge in the art of jewelry in Anatolia. It is possible to see the unique examples of the Lydian art of jewelry in the Treasures of Karun exhibited in the Usak Museum.

After many years of struggle, the treasure was finally brought to Turkey from the New York Metropolitan Museum, and Goldas *has designed and produced reproductions of them.* The reproductions of the jewelry of that period are found in the Lydia Collection prepared by Goldas with an inspiration from the Treasures of Karun by undersigning an innovation.

While reviving the jewelry in the treasures of Karun with the Lydia Collection, Goldas designers also brought a new interpretation by using colorful natural stones such as coral, amethyst, red agate, aventurine, lapis lazuli and onyx that were dominantly used in jewelry production in that period. Presented as gold necklaces, pendants, earrings, rings, arm bracelets and brooches, the jewelry pieces were also colored using the enamel technique of the period.

Golden stories ornamented with the desert color of Africa

The ethnic trend that has long been effective in jewelry and accessories fashion just like other fields will continue to prevail in the following period. Closely following the global trends and combining them with authentic designs in collections, Goldas Jewelry presented the Safari Collection to jewelry fans.

Africa is mystical with its wildlife, warm colors, sun and fascinating lifestyle. A part of this mystery is the safaris on the immense land. Those scouting on wild land integrate with the nature of Africa by being fascinated by the safari. The discovery made on this mystical land and the attraction of the exotic nature became an inspiration source for Goldas designers as well. In the Safari Collection that reflects the contemporary interpretation of the ethnics, it is possible to see everything that tells the wild and mystical nature of Africa in jewelry. Bringing the traces from South Africa, the collection is more urban and feminine with big necklaces that can also be used as bracelets, leather bracelets with enamel, earrings with natural stones and necklaces consisting of ribbons and tassels. Striking safari images, animal patterns and leathers and big geometrical shapes give the collection an attractive and bold style. Chic scarf necklaces ornamented with tulles reflecting the exotic atmosphere of Africa and ring bracelets are among the indispensable items of the ethnic fashion and this new collection.

Prayer beads that protect from the evil eye and reduce stress

Goldas has also brought a modern interpretation to prayer beads, which have been popular from the Ottoman period to today. Starting with Indian mysticism and spreading to many religions - from Buddhism to Judaism and from Christianity to Islam - prayer beads are now being used not only for religious purposes but also for getting rid of stress and even stopping smoking. Also used as a bracelet, prayer beads serve as a functional accessory for women.

Used for varying reasons depending on the user, prayer beads provide physical and psychological benefits, as they consist of natural stones. In the Prayer Beads Collection prepared with a modern interpretation by Goldas designers, natural stones such as onyx were integrated with gold and are effective against the evil eye – dominantly used are the turquoise, which reduces anxiety, the quartz, which removes negative energy, the agate, which strengthens the mind and the body, the moonstone, which reinforces communication and coral, which strengthens spiritual perception. The natural stones in this elegant collection relax you with their lively colors while reducing your stress.



USD	1999	2000	2001	2002	2003	2004	2005
Total Assets	24,565,000	49,680,646	56,381,304	79,856,393	105,993,636	143,903,241	204,086,306
Shareholders' Equity	13,745,000	22,270,670	34,373,207	52,861,884	82,176,820	99,290,544	102,690,190
Net Sales	103,262,000	150,552,002	181,451,158	178,007,896	189,711,026	515,705,738	1,717,701,827
Export	27,168,000	62,791,671	66,170,611	37,567,748	27,800,547	61,974,203	56,850,944
Net Profit	6,093,000	10,857,866	18,669,150	12,436,555	5,962,499	2,608,670	3,906,014
Number of Employees	150	220	217	243	257	290	403

NET SALES


USD mi
2000
1800
1600
1400
1200
1000
800
600
400
200
0
105
151
181
178
190
516
1,718
1999
2000
2001
2002
2003
2004
2005


TOTAL ASSETS
USD mi
250
200
150
100
50
0
25
50
56
80
106
144
204
1999
2000
2001
2002
2003
2004
2005


SHAREHOLDERS' EQUITY
USD mi
120
100
80
60
40
20
0
14
22
34
53
82
99
103
1999
2000
2001
2002
2003
2004
2005


EXPORT
USD mi
70
60
50
40
30
20
10
0
27
63
66
38
28
62
57
1999
2000
2001
2002
2003
2004
2005


NUMBER OF EMPLOYEES
450
400
350
300
250
200
150
100
50
0
150
220
217
243
257
290
403
1999
2000
2001
2002
2003
2004
2005

Paid-in Capital	80,000,000.-TRY
Free Float Rate	61.70 %
Number of Floating Shares	49,361,600
Average Daily Trading Volume (USD mi)	3.22
Average Daily Trading Volume (Lot)	3,503,775
Price Earnings Ratio	23.71
Price / Book Value	0.97

2005	minimum	maximum	year-end
Share Price (USc)	0.58	1.27	1.21
Market Capitalization (USD mi)	46.4	101.6	96.8


SHARE PRICE IN 2005 (TRY)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan.
Feb.
March
Apr.
May
June
July
August
Sep.
Oct.
Nov.
Dec.


GOLDAS PRICE / EARNINGS RATIO
22.7
17.7
12.7
7.7
2.7
Jan.
Feb.
March
Apr.
May
June
July
August
Sep.
Oct.
Nov.
Dec.


GOLDAS MARKET VALUE / BOOK VALUE
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
Jan. Feb. March Apr. May June July August Sep. Oct. Nov. Dec.


Goldas Shares Daily Trading Volume (left axis)
Goldas Mcap (right axis)
USD mi
USD mi
55 50 45 40 35 30 25 20 15 10 5 -
110 100 90 80 70 60 50 40 30
Jan. Feb. March Apr. May June July August Sep. Oct. Nov. Dec.


GOLDAS RELATIVE TO ISE-100 INDEX
1.50
1.30
1.10
0.90
0.70
0.50
Jan. Feb. March Apr. May June July August Sep. Oct. Nov. Dec.

I- FOREWORD

1. *Period of the report*

This report covers Goldas Jewelry Industry Import Export Inc.'s period that begins on 01.01.2005 and ends on 31.12.2005.

2. Name of the partnership

Goldas Jewelry Industry Import Export Inc.

3. Committees acting for the period

Title	Name	End of Term of Duty	Work Experience (years)
President	Hasan Yalınkaya	17.03.2007	29
Vice President	M. Sedat Yalınkaya	17.03.2007	29
Member	Kemal Ulutepe	17.03.2007	15
Member	Çetin Binatlı	17.03.2007	16
Member	Prof. Dr. Durali Yılmaz	17.03.2007	31
Member	A. Mahir Kadayıfçı	17.03.2007	29
Member	Hüsnü Naci Bozkurt	17.03.2007	33

Corporate Governance Committee

Title	Name
Chairperson	Hasan Yalınkaya
Member	Çetin Binatlı

Investor Relations

Title	Name
Senior Member	Eser Özer
Member	Nejat Naci Kazan

Audit Committee

Title	Name
Member	M. Sedat Yalınkaya
Member	Kemal Ulutepe

Auditors

Enver Akarsu
O. Saner Seyman

Auditors are assigned until the general assembly that will convene in order to examine the figures of 2005.

4. Amendments to the articles of association within the period

No amendment has been made to the articles of association.

5. Changes to the partnership's capital during the period

Period	2005
Nominal Capital	TRY 250.000.000
Paid-in Capital	TRY 80.000.000

No changes occurred in the capital within the period.

6. Dividend distributed

No dividend was distributed in the last three years.

7. Shareholders of the company and their *participation percentages*

Name of shareholder	Share (%)	Share amount (TRY)
Goldart Holding A.Ş.	53.41	42,724,329.-
Publicly-held	46.59	37,275,669.-
Other	-	2.-

8. Securities issued within the period

No securities were issued in the period.

9. Sector of the partnership and place of the partnership in this sector

With 5% of the world's gold reserves, Turkey is among the top five countries in global gold demand and jewelry production. Holding the fourth rank in the global gold demand, it is the world's second largest exporter after Italy. The demand, which increases also due to scrap gold usage in Turkey that imported 270 tons of gold in 2005, returns by creating added value to the economy.

Bringing the modern technology and design to the traditional Turkish jewelry-making concept, Goldas has become a global brand by accomplishing a pioneer mission in its sector. Goldas, of which the quality identifies with the name, has registered its quality by obtaining ISO-9001 certificate.

In it's twelfth year in 2005, Goldas exports to 45 countries on 5 continents and continues its active promotion and marketing strategy by participating in all the significant fairs in the sector.

II- Activities

A. Investments

As a result of the application made to the Incentives & Implementation Directorate of the Turkish Prime Ministry Undersecretariat of Treasury for the investment completed in 2005, the investment incentive certificate number 80792, dated 18.08.2005 has been obtained with the subject of "distribution" of TRY 4,553,684,- and the investment in question is in progress.

B. Developments concerning the production of goods and services

Producing jewelry and accessories from gold and other precious metals in its 4,500 square-meter facilities in Merter, Goldas increased its production capacity to 10 million pieces in 2005 with new investments thanks to its technological infrastructure, experienced and educated labor force and Research and Development laboratory.

1- Developments in goods and services in the field of activity
Changes in the produced amounts during the period (Gram)

Type	2005	2004
8K	224,497.70	321,157.07
9K	377,142.10	755,729.61
10K	206,109.43	115,942.80
14K	6,946,678.23	3,674,746.31
18K	6,383,310.25	3,788,438.91
22K	4,785,491.02	3,149,864.41
24K	2,491,214.95	82,145.50
Silver	1,347,083.15	1,428,427.14

2- Changes in the amount of sales of goods and services in the field of activity

Changes in the amounts of sales during the period (Gram)

Type	2005	2004
8K	152,284.21	314,767.01
9K	261,104.36	739,253.99
10K	189,181.96	121,905.65
14K	6,754,196.61	3,625,884.97
18K	6,302,193.55	3,767,575.09
22K	4,759,655.52	3,224,167.20
24K	135,250,317.99	23,426,976.10
Silver	143,558,887.68	36,569,903.99

3- Developments in output and productivity
The net sales of the company reached 297.23 tons in 2005. The total production, which was 13.3 tons in 2004, reached 22.7 tons with an increase of 72%. Goldas achieved to increase production and sales in parallel to the economic stability in 2005.

C- Information on the financial status

1- Basic ratios
The basic financial situation, profitability and leverage ratios based on financial tables and information approved by the independent auditors are as follows:

Ratio	2005	2004
Current Ratio	0,76	2,36
Total Debt/Total Assets	0,50	0,31
Equity/Total Assets	0,50	0,68
Operating Margin	0,25	0,02

2-Planned measures for improving the financial status of the partnership

The aim is to reduce the borrowing cost by diversifying financial debts and improving term structures.

III- Administrative work

1-Number of Employees
An average of 403 people are employed in the company.

2- Collective bargaining agreement applications
Collective bargaining agreement application does not exist in our company and personnel relations are conducted within the framework of the Labor Law.

3- Severance payments
Accrued severance payments of the employees are at TRY 317,819 level as of December 31st, 2005. The amount allocated at the end of 2005 is TRY 98,682.

4- Benefits to employees
All the benefits described in Labor Law and related legislation is provided to the employees of our company.

5- Top-level executives

Title	Name	Work Experience (Year)
General Manager	M. Sedat Yalınkaya	29
Finance	Kemal Ulutepe	15
International Relations	Çetin Binatlı	16
Fiscal Application and Audit	Sedat Ahmet Kınay	29
Accounting	Nasuh Göçmen	10
Production	Candemir Çelik	14
Research and Development	Yavuz Yağcı	16

IV - Activities within the period between the end of reporting term and the general assembly

In line with the activities conducted in order to get more shares from the international silver trade, our company was selected to become a member of The Silver Institute - the world's biggest institution in the field of silver metal.

The closure proceedings are completed for the incentive certificate regarding the complementary investment totaling to TRY 3,133,017 obtained from the Incentives & Implementation Directorate of the Turkish Prime Ministry Undersecretariat of Treasury on 14.01.2002 with the purpose of adaptation of the existing main and auxiliary machinery and equipment of Goldas to the latest technologies and acquisition of additional machinery and equipment.

Goldas signed a license agreement for the production, sales and distribution of all kinds of accessories, jewelry and giftware of the German National Football Team, which is among the leading football teams in Europe, in all European countries, particularly Germany and Turkey.

A license agreement was signed between our company and the Belgian National Football Team, which is also among the leading football teams in Europe.

V. Profit Distribution Proposal and Results

"We hereby submit and propose to the approval of General Assembly to not to exercise profit distribution with regards to the year 2005 pursuant to the decision 7/242 of the Capital Markets Board dated 25.02.2005, and the provision for "not exercising profit distribution in case of term loss in any of the financial statements or legal books issued in accordance with the regulations of our board" under paragraph D-iii in the "Notification about the Financial Statements Issued in Accordance with the Accounting Standards of our Board."

STATEMENT OF COMPLIANCE TO THE CORPORATE GOVERNANCE PRINCIPLES

1. Declaration of compliance to the corporate governance principles

Goldas Jewelry has set the Principles of Corporate Governance issued by Capital Markets Board as its target and carries out all the required studies accordingly.

PART I- Shareholders

2. Department of investor relations

Goldas Jewelry established the department of "Investor Relations" to carry out the relations with the shareholders after it went public in 1999. The purpose of this department is to build a bridge between Goldas and its current and potential investors through regular, timely and accurate information.

The department has replied to many telephone calls, letters and e-mails from investors in 2005. Contact details of this department are stated in all corporate documents and web site. The name and contact details of the responsible person of this department are as follows:

Eser Ozer, eozer@goldas.com, Tel: 90 212 637 4000, Fax: 90 212 637 4007

3. Exercise of right of acquiring information of the shareholders

The requests of the shareholders are replied via telephone and e-mails within the working hours of the company. Amendments to the exercise of right of shareholders are published in the press and in the electronic media in accordance with CMB regulations. The Articles of Association do not contain any provision on assignment of an independent auditor, and there were no requests for the assignment of an independent auditor within the fiscal term.

4. The general assembly

Annual ordinary general assembly was held one time within the fiscal year and related information was disclosed to public and to press through declaration of special occasions in accordance with CMB regulations. No timeframe was set for the shareholders to be registered in the stock registry book, and the related provisions of the Turkish Commercial Code were applied.

The annual report was made available for the shareholders in the company headquarters before the general assembly. Although the regulations empower the shareholder with the right to ask questions in the general assembly, no questions were asked. A central location was chosen in order to increase participation to the general assembly and a call to the general assembly, as well as the power of attorney, were published on the corporate web site. The general assembly met the minimum meeting quorum.

5. Voting rights and minority rights

Each share of group (A) has one million voting rights where each share of groups (B) and (C) has one voting right. There is no affiliated company where a cross partnership relationship exists. Articles of Association do not contain any provisions on exercise of accumulated voting.

6. Profit distribution policy and time

The company exercises profit distribution in compliance with the CMB regulations and the principles of corporate governance and in accordance with the provisions of corporate Articles of Association by taking the interests of our shareholders and the company into account in a balanced and prudent manner in line with the corporate objectives of growth, development and becoming a global company with a strong financial structure.

All the profit distribution proceedings were completed within the legal period so far.

7. Transfer of shares

The Articles of Association do not contain any provisions that restrict transfer of shares.

PART II- Public information and transparency

8. Corporate information policy

Since 1999, when the shares of Goldas were offered to public, Goldas has praised the idea and succeeded in informing the public on corporate activities and financial structure. The corporate information policy was constructed on transparency and accuracy.

Accordingly, it is planned to inform the existing Goldas shareholders, investors planning to invest in Goldas and the entire community about Goldas.

Financial statements are shared on time with the public under the framework of CMB regulations.

Following the regulations on declaration of special occasions about all negotiations and concluded agreements which may affect the financial situation of the company directly or indirectly are sent to Istanbul Stock Exchange, and press releases on these subjects are disclosed to the public with the aim of reaching larger masses. In addition to the information stated in CMB regulations, subjects such as the new products and services of Goldas, happenings occurring in Goldas which may concern the public, new developments, the evaluation of corporate activities and the targets are also explained to the public based on CMB criteria. Methods such as press releases, press conferences, special news and interviews given by the Chairman and the General Manager, who are the company spokesmen, to the press and media, excursions with the press are used as the methods to inform the community about Goldas.

Since 1999, Goldas corporate information policy has been carried out in coordination with communication consultants, the department of Advertisement/Public Relations and the Department of Investor Relations. Derya Tuzcuoglu, the Advertising Manager and Eser Ozer, the Investor Relations Executive were assigned to arrange the information flow received from the management and departments within the entire organization on the subjects to be disclosed to the public.

9. Declarations of special occasions

29 declarations of special occasions were made within 2005. No situation occurred regarding making of declarations abroad about our company that was quoted in foreign stock exchanges. All declarations of special occasions have been shared immediately and no penalty has been applied to the company.

10. Corporate web site and its contents

The official Goldas Jewelry web site, www.goldas.com is provided in Turkish and English and its contents are periodically updated by the company. A detailed section named "Investor Relations" is available on the web site and includes current information such as company profile, company history, shareholder structure, capital increases, financial statements, annual reports, share performance, share information, brokerage firm reports, articles of association, occasion declarations, general assembly minutes and information about the group. Information which is under the CMB Corporate Governance Principles Section II Article 1.11.5 and that is not published on the corporate web site is published on kap.spk.gov.tr web site within the scope of Public Information Principles.

11. Declaration of ultimate beneficiary shareholder(s)

The current information we have may be shared with the public when necessary.

12. Disclosure of potential insiders

Employees may sometimes have limited information as a result of their employment in departments such as technology, production, new products and finance. Information that requires a declaration of special occasions is disclosed by the corporate management in compliance with CMB regulations.

PART III – Beneficiaries

13. Informing the beneficiaries

Beneficiaries are informed about subjects related to themselves by means of press releases, special occasion declarations, press and analyst conferences and electronic media in line with the corporate information policy.

14. Participation of beneficiaries in the management

Although participation in management requires election to the Board, participation of employees in management is encouraged through various business policies. Activities such as monthly management team studies and weekly cockpit meetings play an important role in dissemination of Goldas objectives.

15. Human resources policy

The Human Resources Policy of Goldas focuses primarily on the "human" aspect and depends on an approach that requires constant development of individual quality to obtain total quality. It also involves finding recruits that suit the qualities of job, personnel training programs for continuous development, performance awards with fair, objective performance systems, career evaluation to improve the qualification of the employees, and forming an infrastructure to create an efficient, comfortable working environment.

Relations with employees are carried out by Goldas Jewelry Human Resources department. The Director of Human Resources and Quality Assurance Department is Berrin Tavman. No complaints regarding discrimination were forwarded to the department within the year.

16. Information about relations with customers and suppliers

Conducting ISO-9001:2000 quality certified production, Goldas Jewelry is customer-oriented in all its business processes. Customer satisfaction is the basic principle in all processes - from receiving orders to production and delivery to after-sales service. Each product is offered together with a Quality-Karat certificate that contains all the identification data. Repairing and maintenance, return policy, fulfillment of orders with the highest quality at the delivery time required by the customers, fulfillment of special customer orders and the applied CRM policies are all geared towards achieving customer satisfaction.

17. Social responsibility

Goldas Jewelry has placed importance on social and cultural activities since its establishment. Sector books published by Goldas Publishing, Goldas Magazine (published quarterly to contribute to the promotion of Turkey), and jewelry design summer school are among the activities that reflect this responsibility principle.

As a result of the inspection carried out by ISKI European Wastewater Control License Agency (12.08.2003) within the scope of "ISKI Regulations on Discharge of Wastewaters into Sewer System", it was found that the industrial wastewaters are not discharged.

The results of chimney gas emission carried out by Marmara University Environmental Problems Application and Research Center (24.07.2003) in order to define the properties, concentrations and pollutant characteristics of the air-pollutant chemicals showed that the obtained values have remained below air pollution limits.

No suits were filed against the company due to environmental disturbance caused by the company within this period.

PART IV- BOARD OF DIRECTORS

18. The structure, composition and independent members of the board

Hasan Yalınkaya	Executive Member
M.Sedat Yalınkaya	Executive Member
Çetin Binatlı	Executive Member
Kemal Ulutepe	Executive Member
Prof. Dr. Durali Yılmaz	Non-Executive Member
H. Naci Bozkurt	Non-Executive Member
Mahir Kadayıfçı	Non-Executive Member
M.Sedat Yalınkaya	General Manager

More than half of the Board members are executive members because of the scope of corporate activities and the character of its organization.

19. The qualifications of board members

The minimum qualifications required for the election of a member to the board comply with the qualifications stated in Section IV of CMB Corporate Governance Principles. These criteria, however, do not exist in the Articles of Association.

20. Corporate mission, vision and strategic objectives

The corporate mission and vision revised by the management team in 2004 were disclosed to the public after being added to the company identification file.

The Board approves and participates in the implementation of the strategic objectives determined by the managers. Activities are evaluated monthly, quarterly, semi-annually and annually. The strategic objectives of 2006 have been determined and sales-marketing and production objectives have started to be reviewed. Efforts on the generalization of objectives are in progress. Studies on strategic planning for the next 3 years has started. Performance for 2005 was determined by establishing the indicators of financial, customer, process and learning development objectives for all departments and targets for 2006 were set forth.

21. Risk management and internal control mechanism

Corporate risk management involves regular examination of financial, market and operational risks and is carried out periodically by the finance department. Internal control of the company is conducted by the Financial Applications and Auditing department.

22. Authorities and responsibilities of the board members and directors

The Board is responsible and authorized to carry out all activities determined by Turkish Commercial Code, Articles of Association of the company and other relevant regulations, excluding those duties and authorities of the General Assembly.

23. The acting principles of the board

27 Board meetings were held within the term, with pre-determined agendas. Actual participation was done in the meetings, all Board decisions were made unanimously and no questions were submitted by the Board members and recorded in the minutes during the Board meetings.

24. Prohibition on working and competing with the company

Turkish Commercial Code and CMB regulations are followed on issues of prohibition on working and competing with the company.

25. Ethical rules

Ethical rules were established for the company and its employees. These ethical rules were disclosed to the employees through the Orientation Booklet and to the public under the framework of corporate information policy.

26. The number, structure and independence of the committees formed within the board

Corporate activities are carried out by means of establishing committees. Studies on Corporate Governance started in 2004. A Corporate Governance Committee was established within the fiscal year 2005 under the framework of Corporate Governance Principles. Investor Relations department was assigned under the Committee. In 2005, an Audit Committee was established.

27. Financial rights provided to the board

The rights, interests and remuneration packages provided to the Board members follow decisions made in the General Assembly. *The company applies a performance-based remuneration policy.* No board member was provided with loans, collaterals, credit or similar interests within the fiscal year.

GOLDAS JEWELRY INDUSTRY IMPORT EXPORT INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD BETWEEN JANUARY 01 and DECEMBER 31, 2005

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

AUDIT REPORT SUMMARY
TO THE GENERAL ASSEMBLY OF GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT A.Ş. GENEL KURULU'NA

-Partnership's Title	:	GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC.
-Headquarters	:	ISTANBUL
-Capital	:	TRY 80,000,000.00
-Field of Activity	:	MANUFACTURING, EXPORT, MARKETING OF GOLD JEWELLERY, SILVER, PRECIOUS METALS
-Names and assignment of Auditor or Auditors and status of Auditor or Auditors, whether they are company Shareholders-employees or not	:	OSMAN SANER SEYMAN ENVER AKARSU THEIR ASSIGNMENT PERIOD IS 1 YEAR AND THEY ARE NEITHER COMPANY SHAREHOLDERS NOR EMPLOYEES
-Number of Board of Directors meetings and Board of Auditors meetings held	:	PARTICIPATED IN 27 BOARD OF DIRECTOR MEETINGS. BOARD OF AUDITORS MEETINGS HAVE BEEN MADE ON 28.02.2005, 29.04.2005, 30.06.2005, 31.08.2005, 31.10.2005 AND 30.12.2005
-Content, auditing dates and results of the analysis made on the financial books and documents of the partnership	:	GENERAL ANALYSIS HAS BEEN MADE ON 28.02.2005, 29.04.2005, 30.06.2005, 31.08.2005 , 31.10.2005 AND 30.12.2005, statements, AND IT IS OBSERVED THAT THEY ARE IN COMPLIANCE WITH THE RECORDS.
-Number and result of the audits made on partnership's cash balance according to Turkish Commercial Code's article number 353, 1st paragraph, 3rd clause.	:	THE COMPANY'S CASH BALANCE HAS BEEN AUDITED ON 28.02.2005, 29.04.2005, 30.06.2005, 31.08.2005, 31.10.2005 AND 30.12.2005, AND IT IS OBSERVED THAT THEY ARE IN COMPLIANCE WITH THE ACCOUNTING RECORDS.
-Date and result of the audits made on partnership's cash balance according to Turkish Commercial Code's article number 353, 1st paragraph, 4th clause.	:	AS A RESULT OF THE AUDITS MADE ON 31.01.2005, 28.02.2005, 31.03.2005, 29.04.2005, 31.05.2005, 30.06.2005, 29.07.2005, 31.08.2005, 30.09.2005, 31.10.2005, 30.11.2005, AND 30.12.2005, IT IS OBSERVED THAT THE SECURITIES ARE COMPLETE AND IN COMPLIANCE WITH THE BOOK RECORDS.
-Submitted complaints and irregularities, and actions taken thereon	:	NO APPLICATION WAS MADE WITHIN THE SCOPE OF T.C.C. 356.

We have audited the accounts and transactions of GOLDAS JEWELLERY INDUSTRY IMPORT EXPORT INC. for 31/12/2005 period according to the Turkish Commercial Code, the articles of association of the partnership, other regulations and the generally accepted accounting standards.

In our opinion, the attached balance sheet that we approved its content as issued on 31/12/2005, truly and accurately represents the company's financial status as of the mentioned period; the income statement for the period of 01/01/2005 – 31/12/2005 truly and accurately represents the results of activities as of the mentioned period; and the profit distribution proposal of the Board of Directors is in parallel with the laws and the articles of association of the company.

We hereby present the approval of balance sheet and income statement and clearing of the Board of Directors to your votes.

ENVER AKARSU — OSMAN SANER SEYMAN

CONSOLIDATED INDEPENDENT AUDITORS' REPORT OF GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT ANONİM ŞİRKETİ FOR THE PERIOD BETWEEN JANUARY 01 AND DECEMBER 31, 2005

To the Board of Directors;

We have audited accompanying consolidated balance sheet of Goldaş Kuyumculuk Sanayi İthalat İhracat Anonim Şirketi as of December 31, 2005 and the related consolidated income statement for the year then ended in accordance with auditing principles and standards issued by Capital Markets Board of Turkey. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

For the purpose of compatibility with international presentation and providing convenience on behalf of the users, the consolidated financial statements stated in Yeni Türk Lirası (TRY) have been converted into US Dollars (USD) by using the exchange rate of December 31, 2005.

The Company prepared its consolidated financial statements for the first time for the period between January 01 and December 31, 2005 in accordance with Communiqué No: XI-25 of Capital Markets Board of Turkey. Therefore, the accompanying consolidated balance sheets, consolidated income statement and consolidated statement of changes in shareholders' equity have not been prepared comparatively. For the purpose of helping investors form an opinion on the financial position of the Company, unconsolidated cash flow statement as of December 31, 2005 has been prepared together with that of December 31, 2004 on comparative basis.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respect, the financial position of Goldaş Kuyumculuk Sanayi İthalat İhracat Anonim Şirketi and its financial performance and cash flows for the year then ended in accordance with generally accepted accounting principles and standards.

Istanbul, April 11, 2006

KAPİTAL YEMİNLİ MALİ MÜŞAVİRLİK A.Ş.
Correspondent Firm of RSM International

Celal Pamukçu
Partner in Charge

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT A.Ş.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005

(Amounts expressed in USD)

	Notes	December 31, 2005
ASSETS		
Current Assets		
Cash and Cash Equivalents	Note 4	2,374,028
Marketable Securities (net)		-
Trade Receivables (net)	Note 7	17,713,919
Finance Lease Receivables (net)		-
Due from Related Parties (net)	Note 9	86,090,206
Other Receivables (net)	Note 10	22,306
Living Assets (net)		-
Inventories (net)	Note 12	49,092,544
Receivables from Ongoing Construction Projects (net)		-
Deferred Tax Assets		-
Other Current Assets	Note 15	551,194
Total Current Assets		**155,844,197**
Non-Current Assets		
Trade Receivables (net)	Note 7	10,205
Finance Lease Receivables (net)		-
Due from Related Parties (net)		-
Other Receivables (net)		-
Financial Assets (net)	Note 16	41,865,440
Positive Goodwill (net)	Note 17	42,982
Investment Properties (net)		-
Property, Plant and Equipment (net)	Note 19	6,077,446
Intangible Fixed Assets (net)	Note 20	246,036
Other Non-Current Assets		-
Total Non-Current Assets		**48,242,109**
TOTAL ASSETS		**204,086,306**

The accompanying explanatory notes form an integral part of the consolidated financial statements.

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT A.Ş.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005
(Amounts expressed in USD.)

	Notes	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank Borrowings (net)	Note 6	10,887,267
Finance Lease Payables (net)	Note 8	721,262
Other Financial Liabilities (net)		-
Trade Payables (net)	Note 7	83,823,124
Due to Related Parties (net)	Note 9	127,605
Advances Received		-
Ongoing Construction Projects Payments		-
Provisions	Note 23	638,483
Deferred Tax Liabilities		-
Other Current Liabilities (net)	Note 10	137,664
Total Current Liabilities		**96,335,405**
Non-Current Liabilities		
Bank Borrowings (net)	Note 6	1,618,044
Finance Lease Payables (net)	Note 8	3,195,181
Other Financial Liabilities (net)		-
Trade Payables (net)		-
Due to Related Parties (net)		-
Advances Received		-
Provisions	Note 23	247,479
Other Non-Current Liabilities (net)		-
Total Non-Current Liabilities		**5,060,704**
TOTAL LIABILITIES		**101,396,109**
Minority Interest		7
SHAREHOLDERS' EQUITY		
Share Capital	Note 25	**59,621,404**
Capital Reserves	Note 26	**39,162,772**
Share Premium		-
Revaluation Fund on Fixed Assets		-
Revaluation Surplus on Stock Exchange		-
Revaluation Differences on Equity Items		-
Inflation Adjustment on Equity Items		39,162,772
Profit Reserves		**-**
Legal Reserves		-
Other Reserves		-
Extraordinary Reserves		-
Net Income / Loss		**3,906,014**
Previous Years' Profit / Loss		**-**
Total Shareholders' Equity		**102,690,190**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**204,086,306**

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT ANONİM ŞİRKETİ

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD BETWEEN JANUARY 01 - DECEMBER 31, 2005

(Amounts expressed in USD)

	Notes	December 31, 2005	October 01-December 31, 2005
OPERATING INCOME			
Sales (net)	Note 36	1,717,701,827	590,159,583
Cost of Sales (-)	Note 36	(1,706,862,653)	(589,454,314)
Service Income		-	-
Other Income from Operating Activities (net)	Note 36	586,063	125,608
GROSS OPERATING PROFIT / (LOSS)		**11,425,237**	**830,877**
Operating Expenses (-)	Note 37	(7,140,054)	(2,445,144)
NET OPERATING PROFIT / (LOSS)		**4,285,183**	**(1,614,267)**
Income from Other Operations	Note 38	13,124,382	4,807,778
Expenses from Other Operations (-)	Note 38	(11,592,394)	(770,318)
Financial Expenses (-)	Note 39	(1,465,733)	(398,901)
OPERATING PROFIT / (LOSS)		**4,351,438**	**2,024,292**
MINORITY INTEREST	Note 24	**(4)**	**(5)**
INCOME / (LOSS) BEFORE TAXATION		**4,351,434**	**2,024,287**
TAXATION		**(445,420)**	**(445,420)**
Current Period Tax Provision	Note 41	(445,420)	(445,420)
Deferred Tax Provision	Note 14	-	-
NET INCOME		**3,906,014**	**1,578,867**
EARNINGS PER SHARE	Note 42	**0.000049**	**0.000020**

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT ANONİM ŞİRKETİ

CASH FLOW STATEMENT AS OF DECEMBER 31, 2005 AND 2004

(Amounts expressed in USD)

	December 31, 2005	December 31, 2004
NET CURRENT PROFIT / (LOSS)	**2,826,216**	**2,914,407**
Adjustments	**1,132,728**	**850,130**
1-Depreciation and Amortization (+)	1,008,131	844,958
2-Changes in Provisions (+)	124,597	5,172
NET CASH PRIOR TO CHANGES IN ASSETS and LIABILITIES	**3,958,944**	**3,764,537**
Changes in Assets and Liabilities	**3,919,452**	**(3,907,404)**
1-Change in Trade Receivables (-)	(41,757,190)	(14,717,283)
2-Change in Other Receivables (+)	44,523	(63,114)
3-Change in Other Assets (-)	(404,768)	84,751
4-Change in Inventories (-)	(12,157,465)	(3,390,825)
5-Change in Trade Payables (+)	58,146,125	14,043,851
6-Change in Other Payables (+)	48,227	135,216
NET CASH PROVIDED BY OPERATING ACTIVITIES	**7,878,396**	**(142,867)**
Net Cash Flow From Investment Activities	**(4,478,647)**	**(2,028,164)**
1-Purchase of Property, Plant and Equipment (-)	(4,560,165)	(2,028,164)
2-Sales of Property, Plant and Equipment (+)	81,518	-
Net Cash Flow Financing Activities	**-3,592,709**	**2,171,890**
INCREASE / DECREASE IN CASH and CASH EQUIVALENTS	**(192,960)**	**859**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**518,394**	**517,535**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**325,434**	**518,394**

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT ANONİM ŞİRKETİ

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD ENDED DECEMBER 31, 2005

	Share Capital	Share Premium	Inflation Adjustment on Equity Items	Legal Reserves	Extraordinary Reserves	Net Current Profit / (Loss)	Previous Period Profit / (Loss)	Total
As of December 31, 2004	59,621,404	170,115	47,548,027	2,190,860	14,391,998	2,914,407	(28,052,014)	98,784,797
Cash Increase in Share Capital	-	-	-	-	-	-	-	-
Transfer	-	-	-	-	-	(2,914,407)	2,914,407	-
Transferred to Reserves	-	-	-	13,764	-	-	(13,764)	-
Goodwill Amortization	-	-	-	-	-	-	(621)	(621)
Others	-	(170,115)	(8,385,255)	(2,204,624)	(14,391,998)	-	25,151,992	-
Net Current Period Profit / (Loss)	**-**	**-**	**-**	**-**	**-**	**3,906,014**	**-**	**3,906,014**
As of December 31, 2005	**59,621,404**	**-**	**39,162,772**	**-**	**-**	**3,906,014**	**-**	**102,690,190**

NOTE 1 - ORGANIZATION AND NATURE OF OPERATION

a) General information

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT A.Ş. (the Company) was incorporated in January 21, 1993 in Turkey and is engaged in manufacturing, exporting and importing gold, silver and other precious items.

The Company was listed on the Istanbul Stock Exchange in December, 1999, where 61.70% of its shares are currently quoted.

The names and percentage of shareholders having more than 10% of shares are the following;

		December 31, 2005
Name	%	Amount
Goldart Holding A.Ş.	53.41	TRY 42,724,329.-
		USD 31,841,056.-

b) Operation and Location

The Company operates in one geographical segment (Turkey) and in one industrial segment (Manufacturing Sector).

The location of head office of the Company is situated in Istanbul and the registered address is as follows: Kayalar Sokak No: 24 Merter/ Istanbul. Additionally, the Company has a branch in AHL Free Zone.

The Company petitioned Technology Free Zone Directorate of TÜBİTAK-MAM of Turkish Treasury and General Directorate of Marmara Teknokent A.Ş. to close its branch in TÜBİTAK-MAM Free Zone as of June 1, 2005 and the decision was also issued at İMKB report of the same day. Commercial activity certificate of the branch has been cancelled as of June 1st, 2005 by the decision of Technology Free Zone Directorate of TÜBİTAK-MAM dated July 4, 2005.

The number of employees working for the company as of December 31, 2005 is 403.

c) Consolidated Affiliates and Subsidiaries

The Company put into practice the decision of Board of Directors dated July 12, 2005 No 223 with respect to adapting consolidated financial statements in conformity with Communiqué No: XI-25 of CMB of Turkey and the above-mentioned decision was issued at İMKB report.

The Company has only one consolidated affiliate called Goldaş Kıymetli Madenler Ticaret A.Ş. and its percentage of share in that company is 99.9996 as of December 31, 2005. The location of head office of the Affiliate is situated in Istanbul and the registered address is as follows: Kayalar Sokak No: 24 Merter/İstanbul. The Affiliate is engaged in exporting and importing gold, silver and other precious items.

NOTE 2 - BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

a) Basis of Preparation

The accompanying financial statements are prepared in accordance with Communiqué No: XI-25 "Accounting Standards at Capital Markets" which is compatible with International Financial Reporting Standards. The basis of the preparation of the accompanying financial statements is as follows:

The Group maintains its books of account and prepares its statutory financial statements in New Turkish Lira (TRY) in accordance with the Turkish Commercial Code, regulations of Capital Market Board and Turkish Tax Legislation. The accompanying financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with Communiqué No: XI-25. These adjustments mainly resulted from valuation and accounting of tangible and intangible assets and related depreciation and amortization and provision for employment termination benefits in accordance with Communiqué No: XI-25. The Group applied all compulsory standards as of December 31, 2005 and no standards have been put into effect before the effective date.

At November 15, 2003, Capital Market Board of Turkey published Communiqué No: XI-25 related to 'Accounting Standards of Capital Markets'. This Communiqué has become effective for the preparation of the interim and annual financial statements subsequent to January 1, 2005. However, companies could prepare their annual and interim financial statements in accordance with that Communiqué as of December 31, 2003 and subsequent periods. The Group applied the Communiqué No: X1-25 for the first time as of March 31, 2005.

The Company prepared its financial statements in consolidation with its affiliate. The Group has complied with Article 13 of Communiqué No: XI-25 and financial statements of the Affiliate have been adapted to above-mentioned article.

The accompanying consolidated financial statements prepared in "Yeni Türk Lirası" (TRY) are translated into US Dollar by using year-end exchange rate.

The Company has prepared its consolidated financial statements for the first time for the period between January 01 and June 30, 2005 in accordance with Communiqué No: XI-25 of CMB of Turkey. Therefore, the accompanying consolidated balance sheets, statements of income, and statement of changes in shareholders' equity have not been prepared comparatively. For the purpose of helping investors form an opinion on the financial position of the Company, unconsolidated cash flow statement as of December 31, 2005 has been prepared together with that of December 31, 2004 on comparative basis.

b) Basis of Consolidation

Consolidated financial statements include the financial statements of the parent company "Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş." and the affiliate "Goldaş Kıymetli Madenler Ticareti A.Ş."(They are referred to as "Group"). The financial statements of the Affiliate included in consolidation are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting policies of The Group and Communiqué No: XI-25 of CMB of Turkey.

1. The control relation is normally evidenced when the Company (a) owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital or (b) owns less than 50% of the voting rights but dominates financial and operating policies and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

The Company has only one consolidated affiliate called Goldaş Kıymetli Madenler Ticaret A.Ş. and its percentage of share at that company is 99.9996.

2. Affiliates and Subsidiaries of which the group owns less than 20 % of the voting rights or are owned more than 20% but having immaterial effect on commercial activities of the group, not listed on the stock exchange and whose fair values are not determined properly are carried to financial statements at their cost values. The above-mentioned company's percentage of share and corporate name is as follows:

Company	December 31, 2005
Belgium Trading Company	70 %

3. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

4. Financial statements of the affiliates are consolidated by using "Full Consolidation Method".

5. Principles of consolidation are as follows:

i) All inter-group receivables and liabilities have been eliminated. Order advances received and advances given for purchases have been also eliminated. For the tangible assets which have changed hands among group companies, the net book value prior to sales have been kept, in case they have not been totally depreciated. Those assets have subsequently been depreciated over the calculated value. However, among those assets which have been sold after they have totally been depreciated prior to the consolidation date and whose gain on sales have been added to shareholder's equity, have not been subject to elimination.

ii) The book value of investments in a subsidiary has been deducted from equity items of the subsidiary except for the profit. If the book value of the investments in a subsidiary exceeds the share of the parent company within the subsidiary's equity, the difference is considered as 'positive goodwill', otherwise it has been considered as 'negative goodwill.' Goodwill is included in the financial statements to the Intangible Fixed Assets. The group minority shares which have been calculated at that point are presented under 'Minority Interest' account in the balance sheet. Both negative and positive goodwill items have been subject to amortization since a company became a subsidiary. Amortization period has been determined as 20 years. Goodwill amortization expense has been classified under a separate item as 'Goodwill Amortization' within Operational Expenses.

iii) Inter-company sales and purchases are deducted from total sales and purchases of the group. As a result of the assumption that all inventories be sold, unrealized profits derived from unsold inventories are not eliminated. Expenses of finance, consultancy and services which group companies have provided each other are also eliminated from total expenses of the group.

iv) Shares of the shareholders out of the group are calculated and reflected to the income statement as 'Minority Interest Expense' and to the balance sheet as 'Minority Interest'.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturity of three months or less and that are subject to an insignificant risk of change in value. (Note 4)

b) Related Parties

For the purpose of the accompanying consolidated financial statements, shareholders, subsidiaries, affiliated parties and key executives of the Company are considered as related parties. During the course of the Company's operations, related parties can perform mutual business transactions subject to reasonable interest charges determined by prevailing market conditions. (Note 9)

c) Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

d) Trade Receivables

Trade receivables are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when the amount of uncollected receivables, letters of guarantee received against receivables, past experiences of the company and prevailing market conditions are taken into consideration. Amount of doubtful receivables recovered is deducted from allowances for doubtful receivables and recorded as other operating income. Bad debts are written off as a loss when identified. (Note 7)

e) Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Cost is determined over closing price of Istanbul Gold Exchange as of balance sheet date. Cost items included in inventories represent raw materials, labour and overhead cost. Costs are determined on monthly average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. (Note 12)

f) Financial Assets

Financial assets consist of participations, associates and long-term securities acquired for the purpose of investment. Participations and associated companies are carried at fair value representing acquisition cost plus any difference on the market value of the investment as of balance sheet date. Valuation differences related to these assets are directly included in the shareholder's equity account until they are carried out from the balance sheet. When these assets are carried out of balance sheet, accumulated gains and losses resulting from the valuation of these assets shown in the shareholder's equity account are charged to the statement of income. Participations and associates having no effective market are valued at cost. Long term securities representing government bonds or treasury bills are carried at cost plus accrued interests which are charged to statement of income. (Notes 16)

g) Property, Plant & Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method based on the estimated useful lives of assets. (Note 19)

The depreciation periods of property, plant and equipment, which approximate the economic useful lives of assets, are as follows:

	Useful lives (Year)	Depreciation rate
Machinery and Equipment	5-10	20% - 10%
Motor vehicles	5	20%
Furniture and fixtures	5	20%

Where the carrying amount of assets is greater than its estimated recoverable amount, it is written to its recoverable amount. Recoverable amount of an asset is determined as the greater of net present value of its future proceeds and its market value.

Gains or losses on disposed property, plant and equipment items are charged to the operating income accounts.

h) Intangible Assets

Intangible assets representing preopening costs, rights and leasehold improvements are carried at cost less accumulated amortization. Amortization is calculated by using straight-line method over expected useful lives of those assets. In case of any impairment exists, the carrying amount of any intangible assets is written down to its recoverable amount. (Note 20)

i) Goodwill

Goodwill arising on consolidation represents the difference between the acquisition price and the attributable share in the fair value of the underlying net assets of the group. Goodwill credited to financial statements at cost values less accumulated amortization and accumulated allowances for impairment is amortized using the straight line method over its estimated useful life not exceeding 20 years. The carrying value of goodwill is reviewed annually and adjusted for permanent impairment where it is considered necessary.

If the book value of investment made in affiliates and subsidiaries is lower than the main company's share of equity of those affiliates and subsidiaries, the difference is referred to as negative goodwill. The negative goodwill arising due to consolidation is being carried financial statements by taking into account its estimated weighted average useful life. (Note 17)

j) Provision for Employment Termination Benefits

Under the Turkish Labor Law, the Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up military service. Employment termination benefits represent the present value of the estimated total reserve of the future probable obligation of the Company arising from the retirement of the employees calculated in accordance with the Turkish Labor Law. (Note 23)

k) Provisions

Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

l) Contingent Assets and Liabilities

Possible assets or obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events and not within the control of the company are not included in financial statements and treated as contingent assets or liabilities. (Note 31)

m) Finance Lease Transactions

Assets obtained through financial lease are carried to balance sheet as asset and liability at the same time in equal amounts based on the lower of fair values of related assets and present value of minimum lease payments. For the purpose of calculation of present value of minimum lease payments, implied interest rate, if not determined, lease holder's marginal borrowing interest rate is taken into account. In case those financial statements be presented on current/non-current basis, lease payables are represented under short-term or long-term liabilities. Lease payables are classified as discount on payables and financial expenses separately. Lease Assets are held subject to amortization by lease holder in respect to principles applied to all other amortized assets. In case of the fact that lease term be shorter than useful lives of lease assets, those assets are subject to amortization within useful lives. In case of uncertainty over acquisition of lease assets by lease holder at the end of the lease term, those assets are amortized within lease term. (Note 8 and 19)

n) Financial Risk Management

The company is exposed to market risks, such as changes in interest rates, currency exchange rates and capital markets. The Company's total risk management program focuses on unpredictable nature of financial markets and aims to reduce potential negative effects to minimum.

Credit Risk: Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company has not been exposed to such a risk.

Interest Rate Risk: The Company is exposed to interest rate risk through the impact of the rate changes on interest bearing assets and liabilities. The Company manages interest rate risk by making use of short-term interest bearing assets.

Liquidity Risk: Liquidity risk is probability of failing to fulfill net funding liabilities of the Company. Occurrence of events that lead to reducing funds reserves like market changes or declining credit ratings causes liquidity risk. In order to carry out existing and potential liabilities, the management of the Company allocates fund resources to have enough liquid assets to manage liquidity risks.

Foreign Exchange Risk: Foreign exchange fluctuations arising from foreign currency denominated assets and liabilities represent foreign exchange risk.

o) Revenue and Expense Recognition

All interest income and losses arising from interest-bearing assets and liabilities are carried in statement of income at cost using effective interest method. Interest income represents coupon yields arising from fixed-yield marketable securities and accumulated interest derived from treasury bills.

Income and expenses are recognized on accrual basis.

p) Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

NOTE 4 - CASH AND CASH EQUIVALENTS

As of December 31, 2005, the details of cash and cash equivalents are as follows:

		December 31, 2005
Cash		**309,435.-**
- TRY	58,885.-	
- USD	164,810.-	
- EUR	85,740.-	
Bank Deposits		**2,064,593,-**
- TRY	62,338.-	
- USD	2,000,313.-	
- EUR	1,702.-	
- GBP	209.-	
- CHF	31.-	
Total		**2,374,028.-**

NOTE 5 - MARKETABLE SECURITIES

None.

NOTE 6 – FINANCIAL LIABILITIES

Short-Term Borrowings	December 31, 2005		
	Amount*	USD	Maturity
Bank Borrowings			
USD	10.630.000,-	10,630,000.-	Jan.-Dec. 2006
EURO	150,000.-	177,467.-	January 2006
TRY	107,076.-	79,800.-	January 2006
Total		**10,887,267.-**	

Long-Term Borrowings	December 31, 2005		
	Amount*	USD	Maturity
Bank Borrowings			
USD	439,456.-	439,455.-	March 2008
EUR	577,197.-	682,889.-	06/2008-04/2009
TTGV Borrowing**			
USD	495,700.-	495,700.-	January 2008
Total		**1,618,044.-**	

* Original Currency

** Tübitak Technology Development Foundation

NOTE 7 – TRADE RECEIVABLES AND PAYABLES

a) The breakdown of Short-Term Trade Receivables is as follows:

	December 31, 2005
Trade Receivables	17,825,986.-
Rediscount on Trade Receivables (-)	(120,486.-)
Deposits and Guarantees given	8,419.-
Trade Receivables (Net)	**17,713,919.-**

Trade receivables are carried at discounted net realizable values using the effective yield method. Net realizable value is calculated over discount rate of 6% based on 45-day maturity.

b) The breakdown of Long-Term Trade Receivables is as follows:

	31 Aralık 2005
Deposits and Guarantees given	10,205.-
Trade Receivables (Net)	**10,205.-**

c) The breakdown of Short-Term Trade Payables is as follows:

	December 31, 2005
Trade Payables	84,037,575.-
Rediscount on Trade Payables (-)	(214,451.-)
Trade Receivables (Net)	**83,823,124.-**

NOTE 8 – FINANCE LEASE RECEIVABLES AND PAYABLES

The breakdown of Finance Lease Payables is as follows:

	December 31, 2005		
	Principal	Interest	Net
Within 1 month	91,279.-	30,566.-	60,713.-
1-3 months	182,690.-	59,735.-	122,955.-
3-6 months	271,316.-	85,921.-	185,395.-
6-12 months	511,001.-	158,802.-	352,199.-
Total Short-Term Payables	1,056,286.-	335,024.-	721,262.-
Total Long-Term Payables	4,077,315.-	882,134.-	3,195,181-
Total	**5,133,601.-**	**1,217,158.-**	**3,916,443.-**

NOTE 9 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a) The breakdown of Receivables from Related Parties is as follows:

	December 31, 2005
Related Parties	86,090,206.-
Total	**86,090,206.-**

All the Receivables from Group Companies are commercial and the breakdown of those receivables is as follows:

	December 31, 2005
Goldaş Pazarlama A.Ş.	31,095,486.-
Goldaş Dış Ticaret A.Ş.	6,426,338.-
Zer Pazarlama A.Ş.	17,705,836.-
Berr Pazarlama A.Ş.	20,703,110.-
Goldaş Dağıtım Paz. A.Ş.	10,159,436.-
Total	**86,090,206.-**

b) The breakdown of Payables to Related Parties is as follows:

	December 31, 2005
Goldart Holding A.Ş.	65,820.-
Yalınkaya İnşaat Turizm San ve Tic. A.Ş.	5,470.-
Yalınnet Bilişim Bilgisayar San. ve Tic. A.Ş.	53,286.-
Personnel Wages	3,029.-
Total	**127,605.-**

c) The breakdown of sale and purchase transactions with Related Parties is as follows:

	December 31, 2005	
	Purchases	**Sales**
Goldaş Pazarlama A.Ş.	-	84,175,604.-
Goldaş Dış Ticaret A.Ş.	613,012.-	43,261,383.-
Zer Pazarlama A.Ş.	-	82,208,354.-
Berr Pazarlama A.Ş.	-	71,973,769.-
Yalınkaya Dış Ticaret A.Ş.	241,485,430.-	-
Meydan Döviz ve Kıymetli Madenler Tic. A.Ş.	117,981,943.-	218,461,742.-
Goldaş Dağıtım Pazarlama A.Ş.	-	27,258,371.-
Total	**360,080,385.-**	**527,339,223.-**

d) The breakdown of other transactions with Related Parties is as Follows

	Income from Services	Income from Participation in Joint Expenses	Expenses due to Participation in Joint Expenses	Other Incomes	Other Expenses
Goldaş Dış Ticaret A.Ş.	134,148.-	33,565.-	-	78,505.-	399,828.-
Yalınnet Bilişim Bilgisayar San. Tic. A.Ş.	-	32,209.-	-	-	145,131.-
Yalınkaya Dış Ticaret A.Ş.	-	54,791.-	-	686.-	179,588.-
Goldart Holding A.Ş.	-	54,250.-	162,856.-	-	-
Berr Pazarlama A.Ş.	-	52,174.-	-	-	-
Zer Pazarlama A.Ş.	-	27,210.-	-	-	-
Meydan Döviz ve Kıymetli Madenler Tic. A.Ş.	-	-	-	-	9,687.-
Goldaş Pazarlama A.Ş.	-	-	-	39,591.-	14,141.-
Goldaş Dağıtım Pazarlama A.Ş.	-	-	-	25,455.-	-
Total	**134,148.-**	**254,199.-**	**162,856.-**	**144,237.-**	**748,375.-**

NOTE 10 - OTHER RECEIVABLES AND PAYABLES

a) The breakdown of Other Short-Term Receivables is as follows:

	December 31, 2005
VAT Receivables from Export	19,232.-
Other Receivables	3,074.-
Total	**22,306.-**

b) The breakdown of Other Short-Term Payables is as follows:

	December 31, 2005
Taxes and Funds Payable	45,373.-
Social Security Withholdings Payable	90,253.-
Other Payables	2,038.-
Total	**137,664.-**

NOTE 11 - LIVING ASSETS

None.

NOTE 12 - INVENTORIES

The breakdown of Inventories is as follows:

	December 31, 2005
Raw Materials	5,638,245.-
Work in process	7,109,969.-
Finished goods	5,997,533.-
Merchandises	22,987,671.-
Other inventories	201,628.-
Provision for impairment (-)	(246,512.-)
Advances in given	7,404,010.-
Total	**49,092,544.-**

The insurance coverage on inventories has been equal to USD 29,613,206 as of December 31, 2005.

NOTE 13 - RECEIVABLES FROM ONGOING CONSTRUCTION PROJECTS

None.

NOTE 14 - DEFERRED TAX ASSETS AND LIABILITIES

As the probability of the Company's future taxable income is very low, no deferred taxation has been calculated.

NOTE 15 - OTHER CURRENT / NON-CURRENT ASSETS AND SHORT-TERM / LONG-TERM LIABILITIES

The breakdown of Other Current Assets is as follows:

	December 31, 2005
Prepaid Expenses	101,142.-
Transferred VAT	271,084.-
Job Advances	178,968.-
Total	**551,194.-**

NOTE 16 - FINANCIAL ASSETS

The Company participated in Belgium Trading Company (BTC) through AHL Free Zone Branch at the rate of 70%. Carrying value of the participation is USD 41,865,440 as of December 31, 2005.

As a result of the fact that the shares of Belgium Trading Company (BTC) operating in Mali are not traded in any stock exchange, market value of financial assets of that company has not been computed and those financial assets have been recorded in financial statements at their carrying value.

NOTE 17 - POSITIVE / NEGATIVE GOODWILL

The Company has consolidated its financial statements for the first time with that of its affiliate "Goldaş Kıymetli Madenler Ticareti A.Ş." as of June 30, 2005.

The details of goodwill and amortization of goodwill as of December 31, 2005 are as follows:

Affiliate	Goodwill	Date of Partnership	Amortization for Current Period	Amortization of Previous Years	Net Goodwill
Goldaş Kıymetli Madenler Tic. A.Ş.	45,848.-	October, 2004	(2,245.-)	(621.-)	42,982.-

NOTE 18 – INVESTMENT PROPERTIES

None.

NOTE 19 – PROPERTY, PLANT AND EQUIPMENT

a) The movements of the property, plant and equipment for the period between January 01 and December 31, 2005 are as follows:

Cost	January 01	Additions	Disposals	December 31
Lands	-	3,521,926.-	-	3,521,926.-
Machinery and Installations	2,246,661.-	203,538.-	-	2,450,199.-
Equipments	2,032,383.-	482,614.-	(*)(4,536.-)	2,510,461.-
Vehicles	93,647.-	-	(28,108.-)	65,539.-
Total	**4,372,691.-**	**4,208,078-**	**(32,644.-)**	**8,548,125.-**
Accumulated Depreciation				
Lands	-	-	-	-
Machinery and Installations	(513,190.-)	(256,327.-)	-	(769,517.-)
Equipments	(1,263,904-)	(373,899.-)	(*)2,180.-	(1,635,623.-)
Vehicles	(88,577.-)	(1,908.-)	24,946.-	(65,539.-)
Total	**(1,865,671.-)**	**(632,134.-)**	**27,126.-**	**(2,470,679.-)**
Net Book Value	**2,507,020.-**			**6,077,446.-**

(*) Those disposals are related to parent company's closed branch Tübitak Mam.

USD 3,521,926-worth of Lands, USD 537,054 portion of *Machinery and Installations and* USD 1,442,756 *portion of* Equipments represent assets acquired through finance lease.

The insurance coverage on fixed assets is equal to USD 757,323.

b) As a result of inventory count as of December 31, 2005 to *assess physical conditions, estimated value and number of written-off models of various types and dimensions; it has been determined* that there be 24.593 silicone or rubber moulds, 19.064 silver models and 1.609 press moulds.

NOTE 20 - INTANGIBLE FIXED ASSETS

The movements of the Intangible Fixed Assets for the period between January 01 and December 31, 2005 are as follows:

Cost	January 01	Additions	Disposals	December 31
Establishment and Foundation Costs	135,949.-	24,716.-	-	160,665.-
Rights	1,561,552.-	327,372.-	-	1,888,924.-
Leasehold Improvements	258,286.-	-	-	258,286.-
Total	**1,955,787.-**	**352,088.-**	**-**	**2,307,875.-**
Accumulated Amortization				
Establishment and Foundation Costs	(132,057.-)	(26,098.-)	-	(158,155.-)
Rights	(1,370,617.-)	(315,712.-)	-	(1,686,329.-)
Leasehold Improvements	(183,168.-)	(34,187.-)	-	(217,355.-)
Total	**(1,685,842.-)**	**(375,997.-)**	**-**	**(2,061,839.-)**
Net Book Value	**269,945.-**			**246,036.-**

NOTE 21 - ADVANCES RECEIVED

None.

NOTE 22 - EMPLOYEE PENSION PLANS

None.

NOTE 23 - PROVISIONS

a) Short-Term Provisions	December 31, 2005
Provision for Taxes	445,420.-
Accrued Interest on Bank Borrowings	65,891.-
Others	127,172.-
Total	**638,483.-**

b) Long-Term Provisions	December 31, 2005
Provision for Employment Termination Benefits	236,860.-
Others	10,619.-
Total	**247,479.-**

Under Turkish Labor Law, The Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and reaches the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are no certain transitional provisions relating to length of service prior to retirement. The payable amount consists of one month's salary limited to a maximum of USD 1,287 for each year of service as of December 31, 2005.

Except for legal regulations explained above, there is no adjustment on retirement commitments.

The liability is nut funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Company arising from the retirement of the employees.

International Accounting Standards require actuarial valuation methods to be developed to estimate the Company's obligation under defined benefit plans. Accordingly, actuarial assumptions and legal obligations are used in the calculation of the total liability.

The movements in the reserve for employment termination benefits during the related period are as follows:

Balance on January 01, 2005	163,316.-
Provision for the Current Period	73,544.-
Balance on December 31, 2005	**236,860.-**

NOTE 24 - MINORITY INTEREST

	Minority Share	Minority Share in Net Profit / (Loss)
Affiliate		
Goldaş Kıymetli Madenler Tic. A.Ş.	0,0004 %	(4.-)

NOT 25 - SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL

As of December 31, 2005, the registered paid-in share capital of the Company is TRY 80.000.000 (USD 59,621.404). As of December 31, 2005, the Company's share capital consists of 80,000,000,000 shares with TRY 0,001 (full TRY) par value each. As of 31 December 2005, the breakdown of issued and paid-in share capital of the Company is as follows:

	December 31, 2005		
Company	%	TRY Amount	USD Amount
Goldart Holding A.Ş.	38.30	30,638,398.-	22,833,804.-
Publicly Traded	61.70	49,361,600.-	36,787,599.-
Others	-	2.-	1.-
Total	**100.00**	**80,000,000.-**	**59,621,404.-**

As of December 31, 2005, Goldart Holding A.Ş. has additional shares in publicly traded portion amounting to 12,085,931 lots.

NOTE 26 - CAPITAL RESERVES

Differences of Inflation Adjustments related to equity items are disclosed in that account.

The breakdown of Capital Reserves is as follows:

	December 31, 2005
Inflation Adjustment on Equity Items	39,162,772.-
Total	**39,162,772.-**

The Company netted off USD 8,385,255 portion of differences of inflation adjustment on equity items against previous year's losses as of September 30, 2005 in accordance with the Decision Number: 630 of Capital Market Board dated December 30, 2003 (see Note 27 and 28).

NOTE 27 - PROFIT RESERVES

The legal reserves consist of first and second reserves, appropriated in accordance with The Turkish Commercial Code (TCC). TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5 % per annum, until the total reserve reaches 20% of the Company's paid-in capital.

The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% the paid-in capital. Under the TCC, the legal reserves can be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in capital.

The Company netted off profit reserves against previous year's losses as of September 30, 2005 in accordance with the Decision Number: 630 of Capital Market Board dated December 30, 2003 (see Note 26 and 28).

NOTE 28- PREVIOUS PERIOD PROFIT / (LOSS)

a) Previous Period Profit / Loss

The Company offset previous year's losses against profit reserves and inflation adjustment on equity items as of September 30, 2005 in accordance with the Decision Number: 630 of Capital Market Board dated December 30, 2003 (see Note 26 and 27).

b) Profit Distribution

The public companies distribute dividends in accordance with the CMB regulations, which can be summarized as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet, in accordance with Communiqué XI-25 Section 15 Paragraph 399 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, inappropriate prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items respectively.

Companies which are preparing their financial statements in accordance with IFRS are required to distribute 30% of distributable profit in 2004. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 30% of the profit available for distribution.

For the purposes of profit distribution, in accordance with Communiqué No: XI-25, equity items such as share capital, share premiums, legal reserves, other reserves, special reserves and general reserve, are presented at their historical amounts. The difference between the restated and historical amounts of those items is presented in the equity account under the name of 'inflation restatement difference on equity'.

Restatement differences on shareholder's equity can only be netted-off against prior year's losses and used as an internal source in capital increase where general reserve can be netted-off against prior years' losses, used in distribution of free shares and distribution of dividends to shareholders.

During the utilization of capital increases from internal sources, the amounts derived from the accounting applications of CMB and amount derived from statutory accounts must be compared and the lowest amount must be taken into consideration. In the process of profit distribution, legal reserves must be appropriated out of statutory profits in accordance with Turkish Commercial Code in the first stage. In the second stage, distributable profit computed in accordance with CMB regulations must be distributed if it is met by statutory profit. Otherwise all the distributable profit computed by statutory records must be distributed. If there is any loss derived from the accounting application of CMB or any loss arising from the statutory financial statements, no profit distribution is made.

NOTE 29 – FOREIGN CURRENCY POSITION

The following table summarizes the Company's exposure to foreign exchange rate risk at December 31, 2005. The Company's foreign currency denominated assets and liabilities stated at carrying amounts are categorized as follows:

	EUR	USD	GBP	JPY	OTHERS	TOTAL USD
Assets:						
Cash and Cash Equivalents	87,442.-	2,165,123.-	209.-	-	31.-	2,252,805.-
Short- term Trade Receivables	-	15,840,392.-	-	-	-	15,840,392-
Other Current Assets	56,979.-	30,405.-	6,540.-	9,218.-	14,460.-	117,602.-
Long-term Trade Receivables	-	10,000.-	-	-	-	10,000.-
Total	**144.421-**	**18,045,920.-**	**6,749.-**	**9,218.-**	**14,491.-**	**18,220,799.-**
Liabilities:						
Short-term Borrowings	(177,467.-)	(10,630,000.-)	-	-	-	(10,807,467.-)
Short-term Lease Payables	(131,439.-)	(589,823.-)	-	-	-	(721,262.-)
Trade Payables	(101,241.-)	(82,584,522.-)	(136,201.-)	-	-	(82,821,964.-)
Long-term Borrowings	(682,889.-)	(935,156.-)	-	-	-	(1,618,045.-)
Long-term Lease Payables	(96,481.-)	(3,098,700.-)	-	-	-	(3,195,181.-)
Long-term Provisions	(3,774.-)	(6,845.-)	-	-	-	(10,619.-)
Total	**(1,193,291.-)**	**(97,845,046.-)**	**(136,201.-)**	**-**	**-**	**(99,174,538.-)**
Net Foreign Exchance Position	**(1,048,870.-)**	**(79,799,126.-)**	**(129,452.-)**	**9,218.-**	**14,491.-**	**(80,953,739.-)**

Additionally, the Company has USD 41,688,535 worth-of gold and other precious metals under inventories group.

NOTE 30 – INVESTMENT ENCOURAGEMENT CERTIFICATES

a) The amount of investment allowances utilized in current and previous periods by the Company is summarized as follows:

	December 31, 2005
Utilized Investment Allowances	-
Unutilized Investment Allowances	2,454,612.-

b) The Company has received USD 860,830 from Turkish Technology Development Fund (TTGV) under the agreement signed at July 15, 2002 with TTGV regarding capital encouragement to research and develop new products. Payment of the above-mentioned amount has been continuing and balance on December 31, 2005 amounts to USD 495,700.

NOTE 31 – PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

	December 31, 2005 USD
Letters of Guarantee	**2,435,528.-**
TRY	1,828.-
USD	2,433,700.-
Guarantee Notes	**24,191,640.-**
TRY	150,882.-
EURO	157,619.-
USD	23,883,139.-
Total	**26,627,168.-**

NOTE 32 – MERGERS AND ACQUISITIONS

None.

NOTE 33 – SEGMENT REPORTING

None.

NOTE 34 – SUBSEQUENT EVENTS

None.

NOTE 35 – DISCONTINUING OPERATIONS

None.

NOTE 36 – OPERATING INCOME

The breakdown of Operating Income is as follows:

	December 31, 2005	October 01 December 31, 2005
Domestic Sales	1,660,850,883.-	573,130,832.-
Export Sales	56,850,944.-	17,028,751.-
Other Operating Income	586,063.-	125,608.-
Sales Returns (-)	(1,706,862,653.-)	(589,454,314.-)
Net Operating Profit/(Loss)	**11,425,237.-**	**830,877.-**

NOTE 37 – OPERATING EXPENSES

The breakdown of Operating Expenses is as follows:

	December 31,2005	October 01-December 31,2005
Research and Development Expenses	(76,930.-)	(12,133.-)
Sales and Marketing Expenses	(2,453,679.-)	(1,088,516.-)
General Administrative Expenses	(4,609,445.-)	(1,344,495.-)
Total	**(7,140,054.-)**	**(2,445,144.-)**

a) The breakdown of Sales and Marketing Expenses is as follows:

	December 31,2005	October 01-December 31,2005
Advertisement Expenses	(1,871,084.-)	(886,394.-)
Exhibition Expenses	(320,766.-)	(62,822.-)
Others	(261,829.-)	(139,300.-)
Total	**(2,453,679.-)**	**(1,088,516.-)**

b) The breakdown of General Administrative Expenses is as follows:

	December 31,2005	October 01-December 31,2005
Services rendered from outside	(1,226,714.-)	(379,304.-)
Personnel Expenses	(1,148,337.-)	(290,013.-)
Depreciation and Amortization Expenses	(1,010,376.-)	(283,363.-)
Provision for Employment Termination Benefits	(73,544.-)	(26,331.-)
Tax and Fiscal Duties	(55,168.-)	(8,495.-)
Others	(1,095,306.-)	(356,989.-)
Total	**(4,609,445.-)**	**(1,344,495.-)**

NOTE 38 – OTHER OPERATING INCOME AND EXPENSES

a) The breakdown of Other Operating Income is as follows:

	Dec. 31, 2005	October 01-Dec. 31, 2005
Foreign Exchange Gains	11,691,553.-	4,777,353.-
Rediscount Income	669,184.-	(114,571.-)
Income from Revaluation of Inventories	446,784.-	115,944.-
Others	316,861.-	29,052.-
Total	**13,124,382.-**	**4,807,778.-**

b) The breakdown of Other Operating Expenses is as follows:

	Dec. 31, 2005	October 01-Dec. 31, 2005
Foreign Exchange Losses	(10,210,721.-)	(707,396.-)
Rediscount Expenses	(982,243.-)	4,684.-
Provision for Impairment of Inventories	(246,512.-)	(67,606.-)
Others	(152,918.-)	-
Total	**(11,592,394.-)**	**(770,318.-)**

NOTE 39 – FINANCIAL EXPENSES

The breakdown of Financial Expenses is as follows:

	December 31, 2005	October 01-December 31, 2005
Borrowing Charges	(1,465,733.-)	(398,901.-)
Total	**(1,465,733.-)**	**(398,901.-)**

NOTE 40 – NET MONETARY GAIN / (LOSS)

None.

NOTE 41 – TAXATION

a) Tax liabilities for the current year

Income earned in foreign currency arising from activities in Free Zones is not subject to corporation tax according to Communiqué No: 50 of Corporation Tax Law. The Company has earned income from its branch in AHL Free Trade Zone and therefore has been exempted from corporation tax. Goldaş Kıymetli Madenler A.Ş. *has corporation tax obligation of USD* 445,420 as of reporting date.

In Turkey, corporation tax rate is 30% (2004- 33%). This rate is applied to the income before tax after adding disallowable expenses and deducting investment incentives and other exemptions. No further tax is payable unless the profit is distributed.

Dividend paid to non-resident corporations, which have office in Turkey, or resident corporations in Turkey are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. Share capital increase through transfer of profit is not considered as a profit distribution and thus no withholding tax is applied.

Corporations are required to pay prepaid tax quarterly at the rate of 30% over their taxable income. Prepaid tax is payable by the 17th day of the second month following each end of the quarter. Prepaid tax paid during each quarter is deducted from the year end corporation tax liability. The balance of the prepaid tax paid can be used to net off against other tax liabilities to the government.

Capital gains derived from the sale of equity investments and immovable assets held for not less than two years are exempt from taxation if such gains are added to the share capital.

40% of the capital expenditures over USD 7,453 (2004: USD 4,472) made subsequent to April 24, 2003, with some exceptions, are exempt from corporation tax due to investment incentive allowance. No withholding is calculated over the exempted amount. Retained investment incentive allowance is carried forward to the subsequent years. In order to utilize investment incentive allowance, there is no need to obtain a certificate. Investment allowances utilized within the scope of investment incentive certificates granted prior to April 24, 2003 are subject to withholding tax at the rate of 19.8%.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 15th of the fourth month following the close of the financial year to which they relate. Tax returns may be inspected within 5 years from the beginning of the year.

b) Deferred Taxes

As the probability of the Company's future taxable income is very low, no deferred taxation has been calculated.

NOTE 42 - EARNINGS PER SHARE

Earnings per share disclosed in the statement of income are calculated by dividing net earnings by the weighted average number of shares that have been outstanding during the related year.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares (Bonus Shares) to existing shareholders from retained earnings and revaluation surplus. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issues without a corresponding change in resources, by giving them retroactive effect for the year in which they were issued and each earlier year.

Earnings per share is determined by dividing net income by the weighted average number of shares issued.

Earnings Per Share	December 31, 2005
	TRY 0,000065513 / 0,0066%
	USD 0,000049

Earnings per share is same for both privileged shares and common stocks.

NOTE 43 - CASH FLOW STATEMENT

The Company has prepared its consolidated financial statements for the first time for the period between January 01 and June 30, 2005 in accordance with Communiqué No: XI-25 of CMB of Turkey. Therefore, for the purpose of helping investors form an opinion, unconsolidated cash flow statement as of December 31, 2005 has been prepared together with that of December 31, 2004 on comparative basis.

NOTE 44 - OTHER ISSUES TO BE DISCLOSED

a- Financial statements of the Company as of December 31, 2005 have been prepared by including income and expenses arising from activities of its branch in AHL (Atatürk Airport) Free Zone.

b- The Company had petitioned Technology Free Zone Directorate of TÜBİTAK-MAM of Turkish Treasury and General Directorate of Marmara Teknokent A.Ş. to close its branch in TÜBİTAK-MAM Free Zone as of May 31, 2005 and the decision was also issued at İMKB report of the same day. Commercial activity certificate of the branch has been cancelled as of June 01, 2005 by the decision of Technology Free Zone Directorate of TÜBİTAK-MAM dated July 4, 2005.

c- The Company has two affiliates Belgium Trading Company (BTC) and Goldaş Kıymetli Madenler Ticaret A.Ş. Financial statements of Goldaş Kıymetli Madenler Ticaret A.Ş. has been consolidated with that of the main company in accordance with Communiqué NoXI-25 of CMB of Turkey as of December 31, 2005. BTC has not been held subject to consolidation due to its immaterial operating activities.

d- Article 9 of Code 5228 published in Official Gazette of 25539 dated July 31, 2004 and Multiple Article 298 of Tax Procedure Law stipulate that tax payers engaged in production, purchases and sales of gold, silver and other precious items continue to present their financial statements as inflation-adjusted. But financial statements prepared in line with standards of CMB of Turkey are not subject to inflation adjustment in accordance with Decree No 11/367 dated March 17, 2005 of CMB of Turkey.

e- The Company acquired 8684 square meter real estate in Güneşli/Istanbul through financial lease in accordance with the Decision Number: 225 dated August 04, 2005 of Board of Directors. Accordingly, USD 3,600,000 worth of financial lease agreement was signed with İş Finansal Kiralama A.Ş.

NOTE 45 - ELIMINATED ITEMS DURING CONSOLIDATION PROCESS

Account	Debit	Credit
Share Capital	745,268.-	-
Previous Period Loss	621.-	-
Goodwill	42,982.-	-
Amortization of Goodwill	2,245.-	-
Trade Payables	22,295,253.-	-
Sales Income	541,514,967.-	-
Other Operating Income	5,416.-	-
Minority Interest	4.-	-
Previous Period Loss	-	45,848.-
Subsidiaries	-	745,265.-
Minority Interest	-	7.-
Trade Receivables	-	22,295,253.-
Cost of Sales	-	541,514,967.-
Other Operating Expenses	-	5,416.-
Total	**564,606,756.-**	**564,606,756.-**

UK : GOLDART (UK) LTD. 100 Hatton Garden, Suite 115/116 L
London, EC1N 8NX Phone: 44(20) 7831 7555 (800) 917 0827
Fax: 44(20) 7242 2999 e-mail: goldas.uk@goldas.com

USA : GOLDART INT. INC. 1305 Franklin Avenue Suite: 245
Garden City, NY 11530 Phone: 1(516) 294 8370 (800) 227 7489
Fax: 1(516) 294 3888 e-mail: goldas.usa@goldas.com

GERMANY : GOLDAS GmbH Königsallee 58b 40212 Düsseldorf
Phone: 49(211) 159 7126 Fax: 49(211) 159 7128
e-mail: goldas.de@goldas.com

RUSSIA : GOLDAS LTD. Russian Federation, Moscow, 103006,
Dolgorukovskaya st., Bld. 7 Sadovaya Plaza Phone: 7(095) 933 1363
Fax: 7(095) 933 1364 e-mail: goldas.ru@goldas.com

UAE : GOLDAS (L.L.C.) Al Mamzar Center, 1st Floor, Office No: 3,
P.O. Box: 86426 Dubai Phone: 971(4) 297 8088
Fax: 971(4) 297 8188 e-mail: goldas.uae@goldas.com

CHINA : GOLDAS SHANGHAI TRADING CO., LTD., 29-C Huaihai mansiyon
200 Huaihai Zhong Ruad Shanghai 200021 PRC
Phone: 86(21) 6385 9930 Fax: 86(21) 6385 9950
e-mail: goldas.cn@goldas.com

THAILAND : GOLDAS GENERAL TRADING LTD. 1041/1 Soi 21-23 Silom
Road Bangrak, Bangkok 10500 Phone: 66(2) 267 0502
Fax: 66(2) 2670504 e-mail: goldas.th@goldas.com

Istanbul Stock Exchange GOLDS
Frankfurt Stock Exchange GKU
Berlin-Bremen Stock Exchange GKU
US-OTC GDASY

Investor Relations:
24, Kayalar Sokak, Merter, 34169
Istanbul / Turkey
Phone : 90(212) 637 4000
Fax : 90(212) 637 4007-08
E-mail : investorrelations@goldas.com

GOLDAS

GOLDAS JEWELRY INDUSTRY IMPORT EXPORT INC. 24, *Kayalar Sokak Merter, 34619 Istanbul / Turkey*
Phone: 90(212) 637 4000 • 90(212) 444 GOLD • Fax: 90(212) 637 4007-08 e-mail: goldas@goldas.com

www.goldas.com